As filed with the Securities and Exchange Commission on April 8, 2003

Registration No. 333-56941

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 7

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AMERICAN DENTAL PARTNERS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	8099	04-3297858
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 Edgewater Drive, Suite 285

Wakefield, Massachusetts 01880

(781) 224-0880

(781) 224-4216 (fax)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gregory A. Serrao

Chairman, President and Chief Executive Officer

201 Edgewater Drive, Suite 285

Wakefield, Massachusetts 01880

(781) 224-0880; (781) 224-4216 (fax)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gary A. Wadman, Esq.

Baker & Hostetler LLP

65 East State Street

Columbus, Ohio 43215

(614) 228-1541; (614) 462-2616 (fax)

Approximate date of commencement of proposed sale to public:    From time to time after this Post-Effective Amendment No. 7 to the Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

AMERICAN DENTAL PARTNERS, INC.

750,000 Shares of Common Stock

and

$25,000,000 Aggregate Principal Amount of

Subordinated Promissory Notes

We may use this prospectus to offer and sell up to 750,000 shares of our Common Stock and up to $25,000,000 of Subordinated Promissory Notes at various times in connection with future business combinations and affiliation transactions involving our company or its subsidiaries. The Common Stock and the Subordinated Promissory Notes covered by this prospectus may be issued in connection with:

•	mergers, consolidations, recapitalizations or similar plans of acquisitions;

•	purchases of some or all of the assets of businesses;

•	exchanges for the outstanding securities, obligations or other interests of businesses; or

•	affiliation transactions.

We expect that the specific terms of each business combination or affiliation transaction in which Common Stock or Subordinated Promissory Notes will be issued will be negotiated with the owners or other controlling persons of the businesses involved. Generally, the securities covered by this prospectus that are issued in a business combination or affiliation transaction will be valued:

•	at a price based on their market value at the time the business combination or affiliation transaction is agreed upon or at the time they are delivered;

•	at a price based on average market prices for periods ending at or near these times; or

•	on such other basis as the parties may agree.

We do not expect that underwriting discounts or commissions will be paid in connection with the issuances of securities under this prospectus. However, brokers’ commissions or finders’ fees may be paid at various times in connection with specific business combinations or affiliation transactions. Any person receiving these fees may be deemed an underwriter within the meaning of the Securities Act of 1933, and any profit on the resale of Common Stock or Subordinated Promissory Notes purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

Our Common Stock trades on the Nasdaq National Market under the symbol “ADPI.” On April 4, 2003, the last reported sale price of our Common Stock was $9.65 per share.

Investing in the Common Stock and the Subordinated Promissory Notes issued under this prospectus involves risk. Before making any investment in our company, you should consider carefully the risk factors beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved any of the securities offered by this prospectus or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 8, 2003.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy (upon the payment of fees prescribed by the SEC) any document that we file with the SEC at its public reference rooms in Washington, D.C., (450 Fifth Street, N.W. 20549). You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet through the SEC’s EDGAR database. You may access the EDGAR database at the SEC’s web site at http://www.sec.gov. We also maintain a web site at http://www.amdpi.com.

This prospectus is part of a registration statement (on Form S-4) that we have filed with the SEC relating to the Common Stock and the Subordinated Promissory Notes offered by this prospectus. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement and its accompanying exhibits and schedules which we have also filed with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our Common Stock and our Subordinated Promissory Notes. The registration statement, exhibits and schedules are available at the SEC’s public reference rooms or through its EDGAR database on the Internet.

Our Common Stock is traded on the Nasdaq National Market. Periodic reports, proxy materials and other information concerning us, when filed, may be inspected at the offices of the Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address:

American Dental Partners, Inc.

201 Edgewater Drive, Suite 285

Wakefield, Massachusetts 01880

(781) 224-0880

Attention: Investor Relations

To ensure timely delivery of these materials, you should make any request no later than five business days prior to the date on which you must make your investment decision.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions, among others, identify forward-looking statements. Forward-looking statements speak only as of the date the statement was made. Such forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied. Certain factors that might cause such a difference include, among others, the Company’s risks associated with overall or regional economic conditions, its affiliated dental groups’ contracts with third party payors and the impact of any terminations or potential terminations of such contracts, the cost of and access to capital, fluctuations in labor markets, the Company’s acquisition and affiliation strategy, management of rapid growth, dependence upon service agreements and government regulation of the dental industry. Additional risks, uncertainties and other factors are set forth in the “Risk Factors” section of this prospectus.

PROSPECTUS SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision. The terms “we,” “us” and “our” as used in this prospectus refer to “American Dental Partners, Inc.,” its management service organization (“MSO”) subsidiaries and its other wholly owned subsidiaries, as a consolidated entity, except where it is made clear that such term means only the parent company. The term “PC” means the dental professional corporation or other professional entity formed by the dentists of the affiliating dental group. We do not own or control the PCs and, accordingly, do not consolidate the financial statements of the PCs with ours.

Our Company

American Dental Partners, Inc. (“ADPI”) is a leading provider of business services to multi-disciplinary dental groups in selected markets throughout the United States. We are committed to the growth and success of our affiliated dental groups, and we make substantial investments to support each affiliated dental group’s growth. We assist our affiliates with organizational planning and development; recruiting, retention and training programs; quality assurance initiatives; facilities development and management; employee benefits administration; procurement; information systems; marketing and payor relations; and financial planning, reporting and analysis.

Our Address

Our principal executive offices are located at 201 Edgewater Drive, Suite 285, Wakefield, Massachusetts 01880. Our telephone number is (781) 224-0880.

Our Industry

The market for dental care is large, growing and highly fragmented. Based on Centers for Medicare & Medicaid Services statistics, estimated expenditures for dental care are projected to be approximately $68 billion in 2002 and will reach approximately $100 billion by 2010. We believe that the growth in expenditures for dental care will continue to be driven by both increases in costs and increases in demand for services due to:

•	increased prevalence of dental benefits offered by employers, including indemnity insurance plans, preferred provider organization (“PPO”) plans, network referral plans and, to a lesser extent, capitated managed care plans;

•	increased demand for dental care as a result of the aging population and a greater percentage of the population retaining its dentition; and

•	increased demand for aesthetic dental procedures as a result of an increasing awareness of personal appearance.

We believe that this growth will benefit not only dentists, but companies that provide services to the dental care industry, including dental management service organizations. However, the failure of any of these factors to materialize could offset increases in demand for dental care, and any such increases may not correlate with growth in our business.

Unlike many other sectors of the health care services industry, the dental care profession remains dominated by practices owned and operated by just one or two dentists. Although the provision of dental care remains highly fragmented, the trend towards group practice is growing. According to the American Dental Association (“ADA”), in 1999, approximately 14% of the 153,000 dentists in the United States were practicing in a group setting of three or more. We believe the trend towards the delivery of dental care in the group practice setting will continue as a result of high educational debt levels and a change in gender profile of graduating dentists.

Most dental care performed in the United States is categorized as general dentistry. According to the ADA, in 1999, general dentistry was estimated to represent approximately 81% of all dental services performed in the United States. General dentistry includes preventative care, diagnosis and treatment planning, as well as procedures such as fillings, crowns, bridges, dentures and extractions. Specialty dentistry, which includes orthodontics, periodontics, endodontics, prosthodontics and pediatric dentistry, represented the remaining 19% of dental care services.

Historically, dental care was not covered by insurers and consequently was paid for by patients on a fee-for-service basis. An increasing number of employers have responded to the desire of employees for enhanced benefits by providing coverage from third party payors for dental care. These third party payors offer indemnity insurance, PPO plans, capitated managed care plans and dental referral plans. Under an indemnity insurance plan, the dental provider charges a fee for each service provided to the insured patient, which is typically the same as that charged to a patient not covered by any type of dental insurance. We categorize indemnity insurance plans as fee-for-service plans. Under a PPO plan, the dentist charges a discounted fee for each service provided based on a schedule negotiated with the dental benefit provider. Under a capitated managed care plan, the dentist receives a fixed monthly fee from the managed care organization for each member covered under the plan who selects that dentist as his or her provider. Capitated managed care plans also typically require a co-payment by the patient. Dental referral plans are not insurance products but are network-based products that provide access to dental care. Typically, a small monthly fee is paid by an individual or employer for a list of dentists who have agreed to accept certain negotiated fees or a discount from their normal fees. Under network referral plans, full reimbursement for dental care provided is made directly by a patient to the participating dentist, as compared to indemnity, PPO and capitation plans in which some level of reimbursement is provided by the payor to the participating dentist.

The National Association of Dental Plans (“NADP”) estimated that 162 million people, or 57% of the population of the United States, were covered by some form of dental care plan in 2000. This compares with 133 million people, or 52% of the population, in 1997 and 96 million people, or 41% of the population, in 1990. Of the 162 million people with coverage, 34% were covered by PPO plans, 37% by indemnity insurance plans, 13% by dental referral plans, and 16% by capitated managed care plans. The remaining 43% of the population in 2000 did not have dental benefit coverage. We believe that the number of people with dental benefits will continue to increase and that the majority of this growth will be in PPO plans. For instance, according to the NADP, the number of people covered by PPO plans increased from 16 million in 1995 to 54 million in 2000, representing a 28% compound annual growth rate.

We believe that the increased complexity of managing and operating dental practices has led dental groups to seek a business partner that can provide management expertise and capital support, allowing them to focus on the clinical aspects of dentistry.

Our Affiliation Philosophy

We believe that dental care is an important part of an individual’s overall health care. Because the practitioner is best qualified to manage the clinical aspects of dentistry, the provision of dental care must be centered around the dentist. However, current market trends in health care are increasing the complexity of operating a group dental practice. Consequently, dental groups are affiliating with dental management service organizations that can manage the non-clinical aspects of dentistry and provide the business skills that can improve operating performance.

We believe that, similar to other sectors of the health care delivery system, the delivery of dental care is fundamentally a local business. Therefore, we operate our business in a decentralized manner, and each affiliated dental group maintains its local identity and operating philosophy. In each affiliation, we strive to maintain the local culture of the affiliated group, and we encourage it to retain the name of the practice, continue its presence in community events, maintain its relationship with patients and local dental benefit providers and maintain and strengthen the existing management organization.

Our affiliation model is designed to create a partnership in management between the affiliated dental group and us that allows each party to maximize its strengths and retain its autonomy. Under our affiliation model, the affiliated dental group continues to own its practice and has sole purview over the clinical aspects of the practice while we manage the business aspects of the practice. This affiliation model is consistent across groups and, even where permitted by law, we do not employ practicing dentists.

We believe the core values of a business partnership are shared governance and shared financial objectives and have structured our affiliation model to achieve these goals. Shared governance is achieved by the formation of a joint policy board for each affiliated dental group which is comprised of an equal number of representatives from the affiliate and us. Together, members of the joint policy board develop strategies and decide on major business initiatives. Shared financial objectives are achieved through the joint implementation of an annual planning process that establishes the financial performance standards for the dental group.

Our Strategy

Our objective is to be the leading business partner to dental group practices in selected markets throughout the United States. In order to achieve our objective, our strategy is to provide value-added resources and support to each of our affiliated dental groups in order that they may become the market leading, high quality dental group of each of their respective communities. We believe the core attributes of such a leading dental group include the following: (i) common identity and clinical philosophy, (ii) professional recruiting and mentoring programs, (iii) formalized peer review and quality assurance initiatives, (iv) functional and well-maintained dental facilities, (v) advanced information systems and (vi) qualified local management team with well-defined responsibilities and accountability.

In executing our strategy, we assist our affiliates with organizational planning and development; recruiting, retention and training programs; quality assurance initiatives; facilities development and management; employee benefits administration; procurement; information systems; marketing and payor relations; and financial planning, reporting and analysis. In order to execute our strategy successfully, we are continually enhancing or expanding our capabilities and resources, including vertical integration of ancillary dental activities. As an example, we expanded our procurement capabilities in 2002 with the acquisition and integration of two dental labs.

Successful execution of our strategy will result in growth from the following areas: (i) assisting our current affiliated dental groups to increase their market presence, (ii) completing additional affiliations with dental groups in attractive new markets and (iii) adding additional capabilities or resources to our service offering. We are constantly discussing potential affiliations with dental groups and acquisition of companies that would expand our business capabilities and that provide attractive returns on invested capital. Although we have completed many affiliations and acquisitions since November 1996, there can be no assurance that additional affiliation or acquisitions candidates can be identified or that they can be consummated or successfully integrated into our operations. While we are continually evaluating new affiliation or acquisition opportunities, it is expected that the number of new affiliations and acquisitions over the next twelve months will be at levels we have achieved during the past two years rather than the overall pace since our founding. As a result, we expect our growth to come from our existing affiliates.

The Offering

Common Stock offered

We are offering 750,000 shares of Common Stock to be issued in connection with the acquisition of businesses, properties or securities in acquisition and affiliation transactions. Through March 31, 2003, we have issued 70,122 shares of Common Stock under this prospectus and 679,878 shares remain available for future issuance.

Subordinated Promissory Notes offered

We are offering $25,000,000 aggregate principal amount of Subordinated Promissory Notes to be issued in connection with our acquisition of businesses, properties or securities in acquisition and affiliation transactions. Through March 31, 2003, we have issued $4,889,100 aggregate principal amount of notes and $20,110,900 of notes remain available for future issuance.

Terms of acquisitions and affiliations

We expect that the terms upon which we may issue Common Stock and Subordinated Promissory Notes under this prospectus in acquisition and affiliation transactions, including the rates of interest for the Subordinated Promissory Notes, will be determined through negotiations with the security holders or principal owners of the businesses whose securities or assets we are acquiring. We expect that the Common Stock issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated. The Subordinated Promissory Notes will be unsecured debt obligations, subordinated to all senior indebtedness, which is generally our bank debt, payable over seven years and on parity with all currently outstanding Subordinated Promissory Notes and any that may be issued in the future. In addition, if you are an affiliate of a business we acquire or affiliate with, there will be limitations on how many shares you can sell under SEC rules.

Transfer of Common Stock	If you acquire shares of Common Stock in transactions pursuant to this prospectus, we may require you to hold all or some portion of the Common Stock for some period of time.

Transfer of Subordinated Promissory Notes

If you acquire Subordinated Promissory Notes in acquisition and affiliation transactions pursuant to this prospectus, you should be aware that presently there is no market for the Subordinated Promissory Notes, and it is not anticipated that a market for the Subordinated Promissory Notes will develop. In addition, the acquisition agreements for the applicable acquisition and affiliation transactions will contain certain restrictions with respect to your transfer of the Subordinated Notes.

Common Stock outstanding	As of March 31, 2003, there are 7,271,182 shares of Common Stock outstanding (1)

Nasdaq National Market symbol	Our Common Stock is traded on the Nasdaq National Market under the symbol “ADPI.”

(1)	Does not include shares of Common Stock issuable upon the exercise of outstanding options issued pursuant to our stock option plans.

RISK FACTORS

We are dependent on the performance of our affiliated dental groups for our revenue.

Our revenue depends on revenue generated by dental groups with which we affiliate. We do not employ dentists or control the clinical practices of the dental groups with which we affiliate. There can be no assurance that dental groups with which we affiliate will maintain successful dental groups or that any of the key members of a particular dental group will continue practicing with that group. Availability of dentists, hygienists or assistants, could have a material adverse effect on our expansion opportunities. To the extent permitted by state law, each PC has entered into non-competition agreements and other restrictive covenants with the dentists employed by the PC. There can be no assurance that these restrictive covenants are or will be sufficient to protect our interests or the PC or that a court would enforce such agreements. Any material loss of revenue by the affiliated dental groups, whether through the loss of existing dentists, the inability to attract new dentists or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon the service agreements we have entered into with each of our affiliated PCs for substantially all of our operating revenue. Revenue generated from our service agreement with Park Dental represented approximately 34% of our consolidated net revenue for the years ended December 31, 2001 and 2002. The termination of this service agreement would have a material adverse effect on our business, financial condition and results of operations.

Any material loss in revenue by one or more PCs would have a material adverse effect on their ability to reimburse us for expenses and to pay service fees. The failure to receive such amounts could have a material adverse effect on our business, financial condition and results of operations. Furthermore, in the event of a breach of a service agreement by a PC, there can be no assurance that the remedies available to us under the service agreements will be enforceable or will be adequate to compensate us for our damages resulting from such breach.

Our revenues maybe adversely affected by third party payor cost containment efforts and capitation arrangements.

A significant portion of the payments for dental care is paid or reimbursed under insurance programs (“third party payors”). While payor mix varies from market to market, the aggregate payor mix percentage of our affiliated groups for the year ended December 31, 2002 was approximately 45% fee-for-service (which includes indemnity plans), 29% preferred provider organization plans and 26% capitated managed care plans. Third party payors are continually negotiating the fees charged for dental care, with a goal of containing reimbursement and utilization rates. Loss of revenue by our affiliated dental group practices caused by third party payor cost containment efforts could have a material adverse effect on our business, financial condition and results of operations.

Additionally, some third-party payor contracts are capitated arrangements. Under such contracts, the affiliated dental group receives a capitated payment, calculated on a per member per month basis, to provide care to the covered enrollees and generally receives a co-payment from the patient at the time care is provided. Such payment methods shift a portion of the risk of providing care from the third party payors to the affiliated dental groups. To the extent that patients covered by such contracts require more frequent or extensive care than is anticipated, there may be a shortfall between the capitated payments received by the affiliated dental groups and the costs to provide the contracted services. These shortfalls may impact us by the possible reduction in expense reimbursement and service fees from the affiliated dental groups. There can be no assurance that we will be able to negotiate satisfactory third-party payor arrangements on behalf of the affiliated dental groups. Insufficient revenue under capitated contracts or other agreements with third party payors or termination of capitated contracts or other insurance program by third party payors could have a material adverse effect on our business, financial condition and results of operations.

Our affiliations may not turn out as planned.

Our strategy includes expansion through affiliations with leading dental groups in new and existing markets and the expansion of such affiliated practices. Affiliations involve numerous risks, including failure to retain key personnel and contracts of the affiliated practices and the inability to integrate businesses without material disruption. There can be no assurance that any future affiliations will be successfully integrated into our operations or that we will be able to complete such affiliations on acceptable terms and conditions. In addition, the costs of unsuccessful affiliation efforts may adversely affect our business, financial condition or results of operations.

We may not realize the expected value of our intangible assets.

A significant portion of our total assets are represented by intangible assets, with the amount expected to increase in connection with future acquisitions and affiliations. In addition, amortization expense associated with the definite lived intangible assets will increase in the future as a result of definite lived intangibles recorded in connection with acquisitions and affiliations. In the event of any sale or liquidation of us or a portion of our assets, there can be no assurance that the value of our intangible assets will be realized. Management performs an impairment test on definite lived intangibles when facts and circumstances exist which would suggest that the definite lived intangibles may be impaired, such as loss of key personnel, change in legal factors or competition. If impairment was determined, we would make the appropriate adjustment to the intangible asset to reduce the asset’s carrying value to fair value. Any future determination requiring the write off of a significant portion of unamortized intangible assets could have a material adverse effect on our business, financial condition and results of operations.

We may not realize the expected value of our goodwill.

A portion of our total assets are represented by goodwill, the amount of which could increase in connection with future acquisitions. In the event of any sale or liquidation of us or a portion of our assets, there can be no assurance that the value of our goodwill will be realized. In addition, management performs an impairment test on goodwill on an annual basis or on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. If impairment was determined, we would make the appropriate adjustment to goodwill to reduce the asset’s carrying value. Any future determination requiring the write off of a significant portion of goodwill could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may be adversely affected by professional liability claims against our affiliated dental groups.

Our affiliated dental groups could be exposed to the risk of professional liability and other claims. Such claims, if successful, could result in substantial damages that could exceed the limits of any applicable insurance coverage. It is possible that such claims could be asserted against us as well as the affiliated dental groups, that a claim brought against an affiliated dental group or dentist could materially increase professional liability insurance premiums of the affiliated dental group, or that fees to us from a dental group could be adversely affected, if damages payable by that practice exceed insurance coverage limits. Our service agreements require that we be named as an additional insured party under the liability insurance policy that each affiliated dental group is required to maintain. In addition, we require each affiliated dental group to indemnify us for actions or omissions related to the delivery of dental care by such affiliated dental group. However, a successful professional liability claim against us or an affiliated dental group could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated environment.

The dental industry and dental practices are highly regulated at the state and federal levels. The laws of many states, including states where we operate and anticipate operating, prohibit entities not wholly owned or controlled by dentists from practicing dentistry (which in some states includes owning, managing or controlling the assets, equipment or offices used in a dental practice), employing dentists and, in some circumstances, dental assistants and dental hygienists, or exercising control over the provision of dental services. These laws also often regulate the content of advertisements of dental services. We and our affiliated dental groups are also subject to state and/or federal licensure, fraud and abuse, anti-kickback, false claims, fee splitting, self-referral, antitrust and safety and health laws and regulations. At the state level, many of these laws and regulations vary widely. In addition, these laws and regulations are enforced by federal and state regulatory authorities with broad discretion. We do not, and do not intend to, control the practice of dentistry by the affiliated dental groups or their compliance with the regulatory requirements directly applicable to dentists or the practice of dentistry. However, there can be no assurance that any review of our business relationships, including our relationship with affiliated dental groups, by courts or other regulatory authorities, will not result in determinations that could have a material adverse effect on our operations, or that the laws and regulatory environment will not change to restrict or limit the enforceability of our service agreements. The laws and regulations of some states in which we currently operate or may seek to expand may require us to change our contractual relationships with dental groups in a manner that may restrict our operations in those states or may prevent us from affiliating with dental groups or providing comprehensive business services to dental groups in those states. To the extent that we or any affiliated dental group contracts with third party payors, including self-insured plans, on a capitated or other basis which causes us or such affiliated dental groups to assume a portion of the financial risk of providing dental care, we or such affiliated dental groups may become subject to state insurance laws, in which case we may be required to change the method of payment from third party payors or seek appropriate licensure. Any regulation of us or our affiliated dental groups under insurance laws could have a material adverse effect on our business, financial condition and results of operations. See “Business—Government Regulation.”

Our inability to draw upon or secure additional financing could impact the execution of our business strategy.

Our ability to execute our business strategy depends to a significant degree on our ability to obtain substantial capital to finance future affiliations and aquisitions. To date, we have obtained financing through sales of equity securities and through our $75 million revolving credit facility. We have historically used a combination of cash, Common Stock and Subordinated Notes as consideration in affiliations and acquisitions and plan to use these sources in the future. In recent years, the consideration paid has consisted of cash and Subordinated Notes. However, our ability to use our Common Stock and Subordinated Notes as consideration for future affiliations or acquisitions may be adversely affected if our Common Stock fails to maintain a sufficient market value or if the affiliation or acquisition candidates are unwilling to accept the Subordinated Notes. Furthermore, while funds are currently available under our revolving credit facility, our ability to draw such funds is subject to certain terms and conditions, and there can be no assurance that we will be able to satisfy such terms and conditions. There can be no assurance that any other financing will be available to us, or if available, that such financing would be available on favorable terms.

Subordinated Note holders may not receive the full amount of the Notes.

The Subordinated Notes will be unsecured debt obligations of ours and will at all times remain subordinated to all Senior Indebtedness. The Subordinated Notes will not restrict us from incurring any other indebtedness, some of which may be senior to the Subordinated Notes and secured. Because of such subordination, in the event of our liquidation and dissolution, the holders of the Subordinated Notes may receive less, ratably, than our other creditors. See “Description of Subordinated Notes.”

Under the terms of the acquisition agreements to be entered into in connection with the acquisition and affiliation transactions, the Subordinated Notes may be subject to setoff rights in favor of us to secure the indemnification obligations of the securityholders or principal owners of the businesses whose securities or assets are to be acquired. Consequently, the consideration to be received by such securityholders or owners may be reduced. See “Description of Subordinated Notes.”

At present, there is no market for the Subordinated Notes, and it is not anticipated that a market for the Subordinated Notes will develop in the foreseeable future. In addition, the acquisition agreements for the business combination transactions will contain restrictions with respect to the transfer of the Subordinated Notes. The securityholders or principal owners of the businesses whose securities or assets are to be acquired should be willing and have the financial ability to bear the risk of his or her investment in the Subordinated Notes for an indefinite period of time.

Beneficial ownership by a small number of shareholders may affect the market price of our Common Stock.

As of March 31, 2003, Summit Partners and our directors and executive officers beneficially owned approximately 46.5% of our outstanding shares of Common Stock. If this group were to act together, it would have significant voting power with respect to, and may be able to control, the election of our directors and, in general, the determination of the outcome of all corporate actions requiring approval of stockholders, and thus control our business affairs and policies. Such control could also have the effect of delaying or preventing a change in control in us and consequently may adversely affect the market price of our Common Stock. See “Principal Stockholders.”

Future availability of Common Stock may affect the market price of our Common Stock.

The 750,000 shares of Common Stock issuable pursuant to this Offering generally will be eligible for resale after their issuance as follows: (i) for non-affiliates of the businesses with which we affiliate or acquire, without restriction; and (ii) for affiliates of the businesses with which we affiliate or acquire, subject to compliance with the volume and manner-of-sale restrictions of Rule 145, unless in each case we contractually restrict their resale. We anticipate that the persons acquiring shares of Common Stock in acquisition and affiliation transactions pursuant to this Offering will be contractually required to hold all or some portion of the Common Stock for some period of time.

We are unable to predict the effect, if any, that future sales of Common Stock or the availability of Common Stock for sale may have on the market price of our Common Stock. Some existing stockholders have the right to require us to register their Common Stock from time to time. See “Description of Capital Stock” and “Shares Eligible for Future Sale.”

We are subject to provisions that may affect changes in control.

Provisions of our Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-laws (the “By-laws”) and of Delaware law could, together or separately, discourage potential acquisition proposals, delay or prevent our change in control or limit the price that certain investors might be willing to pay in the future for shares of our Common Stock. Among other matters, the Certificate of Incorporation provides for “blank check” preferred stock, which may be issued without stockholder approval, and requires all actions by stockholders to be taken at meetings of stockholders. The By-laws provide for a classified Board of Directors. We are also subject to Section 203 of the Delaware General Corporation Law (“DGCL”), which, subject to some exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business acquisitions with an “interested stockholder” for a period of three years following the date such stockholder became an interested stockholder. See “Description of Capital Stock.”

OUR COMPANY

We were formed in December 1995 and began providing business services to dental groups in November 1996, concurrent with the completion of our first dental group affiliation. From November 1996 through December 31, 2002, we completed 47 affiliation transactions, comprising 22 dental groups in 16 states.

The following table lists our affiliates and the current number of dental facilities and operatories at December 31, 2002:

				Dental Services(1)
Affiliate	State	Dental Facilities	Operatories	General	Endondontics	Oral Surgery	Orthodontics	Pedodontics	Periodontics	Prosthodontics

1st Advantage Dental	Massachusetts	3	22	✓

1st Advantage Dental	New York	8	61	✓	✓	✓	✓		✓

1st Advantage Dental	Vermont	3	17	✓

American Family Dentistry	Tennessee	8	43	✓

Associated Dental Care Providers(2)	Arizona	9	77	✓			✓

Chestnut Hills Dental	Pennsylvania	8	58	✓		✓	✓

Dental Arts Centers	Virginia	2	48	✓	✓	✓	✓		✓	✓

Dental Care of Alabama	Alabama	3	28	✓		✓	✓	✓

Family Care Dental Centers(2)	Wisconsin	4	34	✓	✓	✓	✓	✓	✓

Greater Maryland Dental Partners	Maryland	4	61	✓		✓	✓	✓	✓

Lakeside Dental Care	Louisiana	2	33	✓			✓		✓

Longhorn Dental Associates(2)	Texas	10	70	✓		✓	✓

Northpark Dental Group(2)	Wisconsin	14	139	✓	✓		✓	✓	✓

Northpoint Dental Group(2)	Wisconsin	2	30	✓			✓		✓

Oklahoma Dental Group	Oklahoma	6	55	✓	✓		✓

Orthodontic Care Specialists(2)	Minnesota	19	100				✓

Park Dental(2)	Minnesota	30	278	✓	✓	✓		✓	✓	✓

Riverside Dental Group	California	5	100	✓	✓	✓	✓	✓	✓

TSC Dental Centers	Texas	5	42	✓

University Dental Associates(3)	North Carolina	11	91	✓		✓	✓

Western New York Dental Group	New York	8	43	✓			✓		✓

Wilkens Dental Group(2)	Wisconsin	4	32	✓

		168	1,462

(1)	Services provided by specialists who are board-certified or board-eligible.
(2)	Accredited by the Accreditation Association for Ambulatory Health Care (“AAAHC”).
(3)	University Dental Associates’ dental residency program is accredited by the American Dental Association and Winston-Salem practices are accredited by the AAAHC.

DIVIDEND POLICY

We have not paid any cash dividends on our Common Stock in the past and do not plan to pay any cash dividends on our Common Stock in the foreseeable future. In addition, the terms of our revolving credit facility prohibit us from paying dividends or making other payments with respect to our Common Stock without the lenders’ consent. Our Board of Directors intends, for the foreseeable future, to retain earnings to finance the continued operation and expansion of our business.

PRICE RANGE OF COMMON STOCK

Our Common Stock is traded on the Nasdaq National Market system under the symbol “ADPI.” The following table sets forth the range of the reported high and low and closing sales prices of our Common Stock for the years ended December 31, 2001 and 2002:

2001	High	Low
1st Quarter	$ 11.500	$ 6.688
2nd Quarter	$ 8.750	$ 3.740
3rd Quarter	$ 7.950	$ 4.300
4th Quarter	$ 8.200	$ 4.360

2002	High	Low

1st Quarter	$ 10.500	$ 6.300
2nd Quarter	$ 9.990	$ 8.410
3rd Quarter	$ 9.291	$ 8.110
4th Quarter	$ 9.450	$ 8.440

As of March 14, 2003, there were approximately 42 holders of record of Common Stock, as shown on the records of the transfer agent and registrar of Common Stock. The number of record holders does not bear any relationship to the number of beneficial owners of the Common Stock. The last reported sale price of the Common Stock on the Nasdaq National Market as of April 4, 2003 was $9.65 per share.

CAPITALIZATION

The following table sets forth as of December 31, 2002 our cash and cash equivalents, our current maturities of debt and our capitalization (in thousands, except share and per share amounts):

Cash and cash equivalents	$844

Current maturities of debt	$1,586

Long-term debt, less current maturities	$49,677
Stockholders’ equity:
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized, no shares issued or outstanding	—
Common stock, par value $0.01 per share, 25,000,000 shares authorized, 7,836,572 shares issued and 7,254,072 shares outstanding (1)	78
Additional paid-in capital	48,039
Retained earnings	22,673
Treasury stock, at cost, 582,500 shares	(3,874)

Total stockholders’ equity	66,916

Total capitalization	$116,593

(1)	Excludes 1,563,943 shares of Common Stock issuable upon the exercise of outstanding options issued pursuant to our stock option plans as of December 31, 2002.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

(in thousands, except per share and statistical data)

We are providing the following selected historical consolidated financial data as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 which are derived from the audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 are derived from audited consolidated financial statements not included in this prospectus. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Consolidated Financial Statements and the related notes thereto and other financial information included elsewhere in this prospectus.

	Years Ending December 31,
	1998	1999	2000	2001	2002
Consolidated Statement of Operations Data:
Net revenue(1)	$81,319	$112,295	$137,702	$141,552	$146,810

Operating expenses(1):
Salaries and benefits	40,419	52,360	62,193	64,483	65,762
Lab fees and dental supplies	10,796	15,866	21,078	22,681	24,164
Office occupancy	7,635	11,321	14,784	16,669	18,314
Other operating expenses	6,840	9,235	10,990	12,370	13,094
General corporate expenses	3,951	4,814	5,364	5,660	5,859
Depreciation	2,495	3,642	4,708	5,088	4,990
Amortization of goodwill and intangible assets	2,085	3,016	3,822	3,955	4,047
Special charges	—	—	—	844	(26)

Total operating expenses	74,221	100,254	122,939	131,750	136,204

Earnings from operations	7,098	12,041	14,763	9,802	10,606
Interest expense, net	1,085	1,877	4,378	4,295	2,947

Earnings before income taxes	6,013	10,164	10,385	5,507	7,659
Income taxes	2,127	4,151	4,216	2,236	2,952

Net earnings	$3,886	$6,013	$6,169	$3,271	$4,707

Net earnings per common share(2):
Basic	$0.66	$0.80	$0.87	$0.46	$0.65
Diluted	$0.57	$0.78	$0.84	$0.45	$0.63
Weighted average common shares outstanding(2):
Basic	5,907	7,513	7,119	7,183	7,222
Diluted	6,867	7,745	7,320	7,343	7,451

	December 31,
	1998	1999	2000	2001	2002
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,420	$2,325	$472	$1,540	$844
Working capital	(2,725)	22	4,063	9,123	6,344
Total assets	79,441	119,416	141,814	144,335	145,015
Long-term debt, excluding current maturities	9,980	40,249	55,330	54,840	49,677
Total stockholders’ equity	48,305	52,229	58,486	61,776	66,916

Statistical Data (end of period):
Number of states	8	12	14	14	16
Number of affiliated dental groups	13	18	19	19	22
Number of dental facilities	103	134	156	154	168
Number of operatories(3)	830	1,193	1,397	1,360	1,462
Number of affiliated dentists(4)	231	324	373	358	383

(1)	In the third quarter of 2002, the Company changed its revenue presentation for certain contractual arrangements related to the provision of care to patients from gross to net. The Company has reclassified net revenue and salaries and benefits for all periods presented. Net income was not impacted by this reclassification. The amounts reclassified for 1998, 1999, 2000 and 2001 were $2,771,000, $5,057,000, $5,942,000 and $5,858,000, respectively.
(2)	Net earnings per common share are computed on the basis described in Notes 2 and 13 to our Consolidated Financial Statements.
(3)	An operatory is an area where dental care is performed and generally contains a dental chair, a hand piece delivery system and other essential dental equipment.
(4)	Includes full-time equivalent general dentists employed by the PCs and full-time equivalent specialists, some of whom are independent contractors to the PCs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

American Dental Partners, Inc. (“ADPI”) is a leading provider of business services to multi-disciplinary dental groups in selected markets throughout the United States. We are committed to the growth and success of our affiliated dental groups, and we make substantial investments to support each affiliated dental group’s growth. We assist our affiliates with organizational planning and development; recruiting, retention and training programs; quality assurance initiatives; facilities development and management; employee benefits administration; procurement; information systems; marketing and payor relations; and financial planning, reporting and analysis. At December 31, 2002, we were affiliated with 22 dental groups, comprising 383 dentists practicing in 168 locations in 16 states.

Affiliation and Acquisition Summary

When affiliating with a dental group, we acquire selected assets and enter into a long-term service agreement with the affiliated dental group or professional corporation (“PC”). Under our service agreements, we are responsible for providing all services necessary for the administration of the non-clinical aspects of the dental operations. The PC is responsible for the provision of dental care. Each of our service agreements is for an initial term of 40 years.

During 2000, 2001 and 2002, we completed nine, three and four transactions in which we acquired non-clinical dental assets, respectively, and simultaneously entered into 40-year service agreements in three of these transactions (the assets of 13 of the transactions were combined with existing affiliated dental groups). In total, these 16 affiliations resulted in the addition of 33 dental facilities and 238 operatories. In addition during 2002, we acquired the outstanding stock of a dental laboratory and selected assets of a second laboratory. See Note 5 of “Notes to Consolidated Financial Statements” for further information on acquisitions and affiliations. While we are continually evaluating new affiliation or acquisition opportunities, we expect that the number of new affiliations over the next twelve months will be at levels we have achieved during the past two years rather than the overall pace since our founding. As a result, we expect our growth to come primarily from our existing affiliates.

Affiliate Adjusted Gross Revenue, Net Revenue and Total Revenue

Affiliate Adjusted Gross Revenue and Payor Mix

We do not own nor control the affiliated dental groups and, accordingly, do not consolidate the financial statements of the PCs with ours. Our affiliated dental groups generate revenue from patients and dental benefit providers under fee-for-service, PPO and capitated managed care plans. The affiliated dental groups record revenue at established rates reduced by contractual adjustments and allowances for doubtful accounts to arrive at adjusted gross revenue. Contractual adjustments represent the difference between gross billable charges at established rates and the portion of those charges reimbursed pursuant to certain dental benefit plan provider contracts. While payor mix varies from market to market, the aggregate payor mix percentage of our affiliated dental groups for the year ended December 31, 2002 was approximately 45% fee-for-service, 29% PPO plans and 26% capitated managed care plans.

The PCs reimburse us for expenses incurred on their behalf in connection with the operation and administration of the dental facilities and pay fees to us for business services. Expenses incurred for the operation and administration of the dental facilities include salaries and benefits for non-dentist personnel working at the dental facilities (the administrative staff and, where permitted by law, the dental assistants and hygienists), lab fees, dental supplies, office occupancy costs of the dental facilities, depreciation related to the fixed assets at the dental facilities and other expenses such as professional fees, marketing costs and general and administrative expenses. See “Business—Operations—Operating Structure.”

After reimbursement of expenses and payment of service fees to the Company, the amounts retained by the PCs include compensation of dentists and in certain states where the PCs must employ dental hygienists and/or dental assistants, compensation of such non-dentist employees.

	2000	2001	2002
Adjusted gross revenue-affiliated dental groups (unaudited)	$194,572	$207,736	$217,020
Amounts retained by affiliated dental groups (unaudited)	62,020	71,090	76,971

Net revenue earned by the Company under service agreements	$132,552	$136,646	$140,049

Net Revenue

The Company’s net revenue comprises fees earned under service agreements, fees received from dental benefit providers related to the arrangement of the provision of care to patients and dental laboratory fees.

	2000	2001	2002
Net revenue earned under service agreements:
Reimbursement of expenses	$98,939	$106,508	$109,000
Business service fees	33,613	30,138	31,049

Total net revenue earned under service agreements	132,552	136,646	140,049
Other revenue	5,150	4,906	6,761

Total net revenue	$137,702	$141,552	$146,810

Fees earned under services agreements include reimbursement of expenses incurred by the Company on the behalf of the PCs in connection with the operation and administration of dental facilities and services fees charged to affiliated dental groups pursuant to the terms of the service agreements for business and management services provided by the Company. Under certain service agreements, the Company’s service fee consists of a variable monthly fee which is based upon a specified percentage of the amount by which the PC’s adjusted gross revenue exceeds expenses incurred in connection with the operation and administration of the dental facilities. Under certain service agreements, the Company’s service fees consist of a fixed monthly fee and an additional variable fee. To the extent that there is operating income after payment of the fixed monthly fee, reimbursement of expenses incurred in connection with the operation and administration of the dental facilities and payment of provider expenses, an additional variable fee is paid to the Company in the amount of such excess up to budgeted operating income and a percentage of such excess over budgeted operating income. Under certain service agreements, the Company’s service fee consists entirely of a fixed monthly fee. The fixed monthly fees are determined by agreement of the Company and the affiliated dental groups in a formal budgeting process.

As part of the Company’s objective of being the leading provider of services to dental group practices, we are continually expanding our resources and capabilities, including vertical integration of ancillary dental activities. The Company works with and receives fees from dental benefit providers on behalf of its affiliates to arrange programs for the provision of care to their patients. In 2002, the Company acquired two dental laboratories to expand its procurement capabilities. Although the dental laboratories continue to have revenue from unaffiliated dentists, the Company expects that the growth of both of these activities will come primarily from the growth of its affiliated dental groups.

Total Revenue

Although the Company does not own its affiliated PCs and, therefore, does not recognize revenue associated with providing care to patients in its financial statements, the expenses the Company incurs are related to supporting the provision of patient care. In order to analyze the Company’s income statements, including growth in net revenue and operating expense trends, we believe that it is necessary to analyze total revenue, including the adjusted gross revenue of its affiliated dental groups and other revenues of the Company.

The following table sets forth for 2000, 2001 and 2002, the components of total revenue, a reconciliation of total revenue to net revenue and the percentage of total revenue for items in the Company’s consolidated statements of income (in thousands):

	2000	% of Total Revenue	2001	% of Total Revenue	2002	% of Total Revenue
Adjusted gross revenue—affiliated dental groups (unaudited)	$194,572	97.4%	$207,736	97.7%	$217,020	97.0%
Other revenue	5,150	2.6	4,906	2.3	6,761	3.0

Total revenue (unaudited)	199,722	100.0	212,642	100.0	223,781	100.0
Amounts retained by affiliated dental groups (unaudited)	62,020	31.1	71,090	33.4	76,971	34.4

Net revenue	137,702	68.9	141,552	66.6	146,810	65.6
Salaries and benefits	62,193	31.1	64,483	30.3	65,762	29.4
Lab fees and dental supplies	21,078	10.6	22,681	10.7	24,164	10.8
Office occupancy	14,784	7.4	16,669	7.8	18,314	8.2
Other operating expenses	10,990	5.5	12,370	5.8	13,094	5.9
General corporate expenses	5,364	2.7	5,660	2.7	5,859	2.6
Depreciation expense	4,708	2.4	5,088	2.4	4,990	2.2
Amortization of goodwill and intangible expenses	3,822	1.9	3,955	1.9	4,047	1.8
Special charges	—	—	844	0.4	(26)	—

Total operating expenses	122,939	61.6	131,750	62.0	136,204	60.9

Earnings from operations	14,763	7.4	9,802	4.6	10,606	4.7
Interest expense, net	4,378	2.2	4,295	2.0	2,947	1.3

Earnings before income taxes	10,385	5.2	5,507	2.6	7,659	3.4
Income taxes	4,216	2.1	2,236	1.1	2,952	1.3

Net earnings	$6,169	3.1%	$3,271	1.5%	$4,707	2.1%

Results of Operations

Total Revenue (Unaudited)

Total revenue increased 6.5% from $199,722,000 in 2000 to $212,642,000 in 2001 and 5.2% to $223,781,000 in 2002. The increase in 2001 was primarily the result of new affiliations offset by the disruption of business associated with the managed care contract terminations of 2001. Same affiliate growth was 3.3% in 2001 and excluding the effect of the managed care contract terminations was 5.2%. See Note 4 of “Notes to Consolidated Financial Statements” for further information on the managed care contract terminations. The increase in 2002 was primarily the result of new affiliations and the acquisition of dental laboratories offset by the disruption of business associated with the managed care contract terminations. Same affiliate growth was 1.7% in 2002 and excluding the effect of the managed care contract terminations was 6.1%.

Amounts Retained by Affiliated Dental Groups (Unaudited)

Amounts retained by affiliated dental groups increased 14.6% from $62,020,000 in 2000 to $71,090,000 in 2001 and 8.3% to $76,971,000 in 2002. The increase in 2001 and 2002 was due to new affiliations, greater number of groups employing hygienists and/or dental assistants and increasing doctor compensation.

Since 2000, we have entered into affiliation transactions with a number of dental practices located in states where dental hygienists and dental assistants are required to be employed by the PCs. In recent years, due to the growth in demand for dental services exceeding the growth in the supply of dentists nationally, dentist compensation has been increasing generally and for our affiliated dental groups specifically. We expect this trend to moderate. As a result of these two factors, the amounts retained by affiliated dental groups as a percentage of total revenue has increased from 31.1% 2000 to 33.4% in 2001 and 34.4% in 2002.

Net Revenue

Net revenue increased 2.8% from $137,702,000 in 2000 to $141,552,000 in 2001 and 3.7% to $146,810,000 in 2002. The increase in net revenue in 2001 was due to entering into service agreements in connection with affiliation transactions, along with same market growth from dental groups which were our affiliates during the entirety of 2000 and 2001. This was offset by the disruption and loss of business associated with contract terminations related to our affiliation with Associated Dental Care Providers, which resulted in a decrease in net revenue of $4,858,000 as compared to 2000. The increase in net revenue in 2002 was due to entering into service agreements in connection with affiliation transactions and revenues generated from two dental laboratories acquired during the year.

Net revenue derived from our service agreement with Park Dental represented approximately 34%, 34% and 32% of our consolidated net revenue for 2000, 2001 and 2002, respectively. No other service agreement or customers related to other revenue accounted for greater than 10% of consolidated net revenue.

Salaries and Benefits Expense

Salaries and benefits expense includes costs for personnel working for us at the dental facilities as well as local and regional management. At the facility level, we generally employ the administrative staff and, where permitted by state law, the dental assistants and hygenists. The local and regional operating management teams supervise and support the staff at the dental facilities.

Salaries and benefits expense as a percentage of total revenue decreased from 31.1% in 2000 to 30.3% in 2001 to 29.4% in 2002. The decreases were primarily related to the reduction in staff and administrative positions at two affiliates as a result of managed contract terminations during 2001. The reduction is partially offset by wage inflation. We expect salaries and benefits expense in 2003 to stay consistent as a percentage of total revenue as compared to 2002 due to a combination of increases in benefits costs offset by controlling the level of wage increases.

The Company made payments to providers related to the arrangement of the provision of care to patients, which include payments made directly to the Company’s affiliated dental groups. The Company made payments of $2,430,000, $2,616,000 and $2,456,000 during 2000, 2001 and 2002, respectively, of which $857,000, $1,102,000 and $1,135,000 was paid to its affiliated dental groups.

Lab Fees and Dental Supplies Expense

Lab fees and dental supplies expense varies from affiliate to affiliate and is affected by the volume and type of procedures performed. Lab fees and dental supplies expense as a percentage of total revenue increased from 10.6% in 2000 to 10.7% in 2001 and 10.8% in 2002. The increases were due to price increases from certain lab and supply manufactures along with a change in mix of the type of procedures performed. We are continuing our efforts to offset dental supply manufacturer price increases with the economies of scale through our national dental supply purchasing and rebate programs.

Office Occupancy Expense

Office occupancy expense includes rent expense and certain other operating costs such as utilities associated with dental facilities and the local administrative offices. Such costs vary based on the size of each facility and the market rental rate for dental office space in each particular geographic market.

Office occupancy expense as a percentage of total revenue increased from 7.4% in 2000 to 7.8% in 2001 and 8.2% in 2002. The increases were primarily as a result of the investment in the relocation and addition of new dental facilities and a decrease in facility utilization as a result of the managed care contract terminations at three of our affiliates in 2001. In 2000, we added one new facility and relocated and/or expanded fifteen facilities. In 2001, we added three new facilities and relocated and/or expanded nine facilities. In 2002, we added one new facility and relocated and/or expanded ten facilities. This net investment in facilities increased our physical capacity to allow for future growth.

We expect office occupancy expense to continue to increase as we invest in the relocation and expansion of dental facilities, resulting in similar expense as a percentage of total revenue in 2003. The excess capacity arising from the contract terminations will likely continue at Associated Dental Care Providers in the near future.

Other Operating Expenses

Other operating expenses include insurance expense, professional fees, marketing costs and other general and administrative expenses. Other operating expenses increased as a percentage of total revenue from 5.5% in 2000 to 5.8% in 2001 to 5.9% in 2002. The increases were primarily due to the impact of the lost business associated with the managed care contract terminations in 2001 and 2002 and $147,000 of unusual expenses in 2001 related to costs associated with increased patient communications, deinstallation of certain computer equipment and the relocation of certain resource center personnel (see Note 4 to “Notes to Consolidated Financial Statements”). In 2003, other operating expense may increase due to increased insurance costs, however, we hope to offset these increases with continued management of discretionary spending.

General Corporate Expenses

General corporate expenses consist of compensation expenses for our corporate personnel and administrative staff, as well as facility and other administrative costs of our corporate office. General corporate expenses as a percentage of total revenue were 2.7% in 2000 and 2001 and 2.6% in 2002. General corporate expenses in 2001 included $192,000 of unusual expenses associated with the restructuring of management. These costs included separation and relocation of certain management personnel (see Note 4 to “Notes to Consolidated Financial Statements”). The level of general corporate expenses may continue to increase in the future as we continue to expand our management infrastructure.

Depreciation

Depreciation expense includes charges related to leasehold improvements and furniture, fixtures and equipment used to operate the dental facilities, lab facilities, local and regional management offices and our corporate office. Depreciation expense as a percentage of total revenue was 2.4% in 2000 and 2001 and 2.2% in 2002. In 2002, we added one new facility and relocated and/or expanded ten facilities resulting in additional depreciation. This increase was offset by some of our assets becoming fully depreciated during the year, causing overall depreciation expense to decrease as a percentage of total revenue in 2002.

We expect to continue to invest in the relocation and expansion of our physical capacity. Accordingly, depending on the amount and timing of such future capital expenditures, depreciation could increase.

Amortization of Goodwill and Intangible Assets

Amortization as a percentage of total revenue was 1.9% in 2000 and 2001, and decreased to 1.8% in 2002. Amortization in 2002 was impacted by the non-amortization of goodwill of $130,000, offset by amortization expense related to intangible assets recorded in connection with the seven affiliation transactions and two acquisitions completed in 2001 and 2002. Management continually evaluates the appropriateness of the useful lives of its intangible assets. Amortization of intangible assets could increase in the future as a result of definite lived intangibles recorded in connection with future acquisitions and affiliations.

Special Charges

Special charges represent a provision for costs associated with reductions in physical capacity at Associated Dental Care Providers and patient communications at Associated Dental Care Provider and Park Dental, as a result of the managed care contract terminations. These costs include facility closure and lease exit costs of three dental offices in Phoenix and regional resource centers, employee termination costs, patient communication and other expenses. For further information on these special charges, see Note 4 to “Notes to Consolidated Financial Statements.”

Interest Expense, Net

Net interest expense decreased from $4,378,000 in 2000 to $4,295,000 in 2001 to $2,947,000 in 2002. The decrease in 2001 was due to a lower overall interest rate, partially offset by twelve months of increased financing costs associated with amending our revolving credit facility in July 2000 compared to six months of financing costs in 2000. The decrease in 2002 was due to a lower overall interest rate and a lower average debt balance compared to the prior year.

Income Taxes

Our effective tax rate was approximately 40.6% for 2000 and 2001 and 38.5% in 2002. The effective tax rate in 2002 decreased from the 2001 rate primarily due to fluctuations in taxable income in various states in which we operate and the elimination of certain permanent differences between the financial statement and tax treatment of goodwill amortization. We anticipate that the effective tax rate for 2003 to be similar to the rate in 2002.

Liquidity and Capital Resources

We have financed our operating and capital needs, including cash used for acquisitions and affiliations, capital expenditures and working capital, from sales of equity securities, borrowings under our revolving line of credit and cash generated from operations.

From January 1, 2001 through December 31, 2002, we completed four dental practice affiliations and acquired the outstanding stock of one dental laboratory and selected assets of a second dental laboratory for aggregate consideration of $7,483,000 in cash, $626,000 in subordinated promissory notes, $290,000 in deferred payments and a future contingent payment for one affiliation based on a multiple of earnings before interest and taxes in excess of a predetermined threshold for the year ending December 31, 2004.

For the years ended December 31, 2001 and 2002, cash provided by operating activities amounted to $10,227,000 and $17,040,000, respectively. In 2001, cash from operations primarily resulted from net earnings after adding back non-cash items, partially offset by an increase in receivables due from affiliated dental groups, a decrease in accrued compensation and benefits accounts and payments of special charges of $892,000. The increase in receivables due from affiliated dental groups of $2,273,000 was caused by a shift in payor mix from capitated managed care plans to claims-based reimbursement and reduced profit from affiliates negatively impacted by the managed care contract terminations. In 2002, cash from operations primarily resulted from increased net earnings after adding back non-cash items and a decrease in receivables due from affiliated dental groups, partially offset by payments of special charges of $230,000. The decrease of $2,055,000 in receivables due from affiliated dental groups was due to stability in payor mix from the prior year and a reduction in patient receivables at our affiliated dental groups as a result of increased focus on receivables management.

For the years ended December 31, 2001 and 2002, cash used in investing activities amounted to $8,360,000 and $12,415,000, respectively. Cash used for investing activities included cash for affiliations and capital expenditures. Cash used for affiliations, net of cash acquired, was $1,053,000 and $6,269,000 for 2001 and 2002, respectively. Capital expenditures were $6,801,000 and $5,607,000 for 2001 and 2002, respectively. Capital expenditures for 2001 included costs associated with the addition of three new dental facilities and the relocation and/or expansion of nine dental facilities, as compared to one new dental facility and the relocation and/or expansion of ten dental facilities in 2002. We expect that capital expenditures in 2003 to be higher than in past years due to the relocation of three dental facilities, combining our two dental laboratories into one new laboratory, expansion of several additional dental facilities, our on-going facility maintenance capital expenditure program and investment in several information technology projects.

For the years ended December 31, 2001 and 2002, cash used for financing activities amounted to $799,000 and $5,321,000, respectively. Cash used for financing activities in 2001 resulted from the repayment of indebtedness of $1,656,000 and the repurchase of 112,500 shares of Common Stock for $630,000, offset by the net borrowings under our revolving line of credit of $1,100,000, proceeds from the issuance of Common Stock for the employee stock purchase plan and from stock option exercises of $283,000 and $104,000, respectively. Cash used for financing activities in 2002 resulted from the repayment of indebtedness of $1,906,000 and net repayments under our revolving line of credit of $3,827,000, offset by proceeds from the issuance of Common Stock for the employee stock purchase plan and from stock option exercises of $239,000 and $173,000, respectively.

The Company has a $75 million credit facility that is being used for general corporate purposes, including affiliations and capital expenditures. Borrowings under this line of credit bear interest at either prime or LIBOR plus a margin, at our option. The margin is based upon our debt coverage ratio and ranges from 0.00% to 0.75% for prime loans and 1.75% to 2.75% for LIBOR loans. In addition, we pay a commitment fee which ranges from 0.25% to 0.375% of the average daily balance of the unused line. Borrowings are limited to an availability formula based on adjusted EBITDA. The credit facility is secured by a first lien on substantially all of our assets, including a pledge of the stock of our subsidiaries. We are also required to comply with certain financial and other covenants. The line of credit matures in July 2004. The outstanding balance under this line as of December 31, 2002 was $46,330,000. The unused balance at December 31, 2002 was $28,670,000 and based on borrowing covenants $10,644,000 was available for borrowing.

We have a Shelf Registration Statement on file with the Securities and Exchange Commission (Registration No. 333-56941) covering a total of 750,000 shares of Common Stock and $25,000,000 aggregate principal amount of subordinated promissory notes to be issued in connection with future dental practice affiliations and acquisitions. As of December 31, 2002, 679,878 shares and $20,110,900 of notes remain available for issuance under this Shelf Registration Statement.

Our growth to date has resulted in large measure from our ability to affiliate with additional dental practices. Although we have affiliated with many dental practices since our initial affiliation in November 1996, there can be no assurance that future potential affiliations consummated can successfully be integrated into our operations. Historically, we have used a combination of cash, common stock and subordinated debt as consideration for past affiliations and acquisitions and plan to use these sources in the future. In recent years, the consideration paid has consisted of cash and subordinated debt. In the event that our Common Stock does not maintain sufficient valuation or if potential affiliation or acquisition candidates are unwilling to accept our securities as consideration, we will continue to use cash resources for future affiliations and acquisitions. In addition, if sufficient financing is not available as needed on terms acceptable to us, our affiliation and acquisition strategy will be modified. While we are continually evaluating new affiliation or acquisition opportunities, it is expected that the number of new affiliations and acquisitions over the next twelve months will be at levels we have achieved during the past two years rather than the overall pace since our founding. As a result, we expect our growth to come from our existing affiliates.

Any excess cash will be used to reduce indebtedness or to repurchase Common Stock through our previously announced repurchase program, pursuant to which approximately $1,100,000 remains available to repurchase additional shares.

We believe that cash generated from operations and amounts available under our current revolving credit facility will be sufficient to fund our anticipated cash needs for working capital, capital expenditures, affiliations and acquisitions for at least the next twelve months. Furthermore, we believe the amount available to borrow under our revolving credit facility covenant restrictions will increase throughout 2003.

Contractual obligations payable or maturing in the following years as of December 31, 2002 (in thousands):

	Total	2003	2004 and 2005	2006 and 2007	Thereafter
Long-term debt obligations	$51,261	$1,586	$48,464	$881	$330
Capital lease obligations	2	2	—	—	—
Operating lease obligations	65,073	11,259	19,324	12,546	21,944

Total gross obligations	116,336	12,847	67,788	13,427	22,274
Operating lease obligations to be reimbursed under service agreements	(62,431)	(10,417)	(18,215)	(12,043)	(21,756)

Total net obligations	$53,905	$2,430	$49,573	$1,384	$518

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and revenues and expenses. On an on-going basis management evaluates its estimates, including those related to carrying value of receivables due from affiliated dental groups, goodwill and intangible assets and income taxes. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our results of operations.

•	Valuation of receivables due from affiliated dental groups. The Company’s carrying amount of receivables due from affiliated dental groups requires management to assess the collectibility of our business fees. Our fees are dependent on the collectibility of the PC’s patient receivables, net of contractual adjustments and allowances for doubtful accounts.

The affiliated dental groups record revenue at established rates reduced by contractual adjustments and allowances for doubtful accounts to arrive at adjusted gross revenue. Contractual adjustments represent the difference between gross billable charges at established rates and the portion of those charges reimbursed pursuant to certain dental benefit plan provider contracts. For contracts where there is no defined benefit, contractual adjustments are based upon historical collection experience and other relevant factors. In the event that final reimbursement differs from original estimates, adjusted gross revenue could increase or decrease in future periods.

The affiliated dental groups provision for doubtful accounts is estimated in the period that services are rendered and adjusted in future periods as necessary. The estimates for the provision and related allowance are based on an evaluation of historical collection experience, the aging profile of the accounts receivable, write-off percentages and other relevant factors. Changes in these factors in future periods could result in increases or decreases in the provision.

We continuously assess the collectibility of patient receivables by reviewing contractual adjustments and allowances for doubtful accounts with the management of the PCs. In addition, we review the economic viability of the PCs based on actual and forecasted results. If a change in any of these factors results in a reduction of adjusted gross revenue in a future period, our ability to collect receivables due from affiliated dental groups could be impacted. Based upon our assessment of the PCs patient receivables and economic viability, we have not recorded any losses related to our receivables due from affiliated dental groups.

•	Goodwill and other intangibles assets. Our business acquisitions and affiliations typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we may incur. The determination of the value of such goodwill and intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements.

As part of each acquisition and affiliation, we determine the amount of goodwill and intangible assets related to the transaction. In determining the amount of goodwill related to acquisitions and intangible assets related to service agreements with affiliated dental groups, we estimate the fair value of the assets acquired and liabilities assumed. In determining fair value, we review the balance sheet of the acquired company to ensure the reasonableness of the balances, including the collectibility of receivables, value of inventory on hand, replacement value and depreciable lives of property and equipment and appropriate level of accrued liabilities. In determining the amount of intangible assets related to customer relationships as part of an acquisition, we estimate future discounted cash flows based on many factors, including historical and projected revenue streams and operating margins and customer attrition rates. If the facts and circumstances change indicating that fair value of tangible net assets or intangible assets should change, future period results could be impacted.

For definite-lived intangible assets, we evaluate the amortization period based on the facts and circumstances of each individual acquisition or affiliation. Our evaluation includes reviewing historical and projected operating results, dental benefit plan provider contracts, customer and patient stability and competition in the geographic area that we are entering, along with other relevant factors. The initial amortization period for definite-lived intangibles is generally 15 to 25 years. If circumstances change, indicating a shorter estimated period of benefit, future amortization expense could increase.

Management performs an impairment test on goodwill on an annual basis or on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. We determine impairment by comparing the fair value to the carrying value of the reporting units. We determine the fair value of each reporting unit based on discounted future cash flows using a discount reflecting our average cost of funds. If impairment were determined, we would make the appropriate adjustment to goodwill to reduce the asset’s carrying value.

Management performs an impairment test on definite lived intangibles when facts and circumstances exist which would suggest that the intangibles may be impaired, such as loss of key personnel, change in legal factors or competition. We review the undiscounted net cash flows of the asset to the carrying value of the intangible asset.and projected revenue streams when performing the impairment test on intangible assets. If impairment was determined, we would make the appropriate adjustment to the intangible assets to reduce the asset’s carrying value to fair value.

To date we have not recorded any impairment charges or write-downs of goodwill and intangible assets.

•	Income Taxes. Under our income tax policy, we record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as tax credit carryforwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required under the guidelines of Statement No. 109, “Accounting for Income Taxes.”

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” and FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers.” This Statement amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to the sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company does not believe the adoption Statement No. 145 will have a material impact on its consolidated financial statements.

In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Statement No. 146 is based on the fundamental principle that a liability for a cost associated with an exit or disposal activity should be recorded when it (1) is incurred, that is, when it meets the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements, and (2) can be measured at fair value. The principal reason for issuing Statement No. 146 is the Board’s belief that some liabilities for costs associated with exit or disposal activities that entities record under current accounting pronouncements, in particular EITF Issue 94-3, do not meet the definition of a liability. Statement No. 146 nullifies EITF Issue 94-3; thus, it will have a significant effect on practice because commitment to an exit or disposal plan no longer will be a sufficient basis for recording a liability for costs related to those activities. Statement No. 146 is effective for exit and disposal activities initiated after December 31, 2002. An entity would continue to apply the provisions of EITF Issue 94-3 to an exit activity that it initiated under an exit plan that met the criteria of EITF Issue 94-3 before the entity initially applied Statement No. 146. The Company does not believe the adoption of Statement No. 146 will have a material impact on its consolidated financial statements.

In October 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123.” Statement No. 148 provides alternative transition methods for a voluntary change of accounting for stock-based employee compensation to the fair value method. Statement No. 148 also amends the disclosure requirements of Statement No. 123 in annual and interim financial statements about the method of accounting for stock-based compensation and the effect on reported results. Statement No. 148 is effective for fiscal years ending after December 15, 2002. The Company’s consolidated financial statements as of December 31, 2002 include the additional disclosures required by this statement.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002, with disclosure requirements effective for interim or annual periods ending after December 15, 2002. This Interpretation is not expected to have a material effect on its consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Interpretation No. 46 clarifies Accounting Research Bulletin No. 51, “Consolidated Financial Statements” related to whether companies should consolidate certain entities, called variable interest entities, for which there is no controlling financial interest but have characteristics of a controlling financial interest in place, called a variable interest. Interpretation No. 46 is effective immediately for variable interest entities created after January 31, 2003 and for interim periods beginning after June 15, 2003 for which a variable interest was in place prior to February 1, 2003. The Company is currently assessing the impact of this interpretation on its consolidated financial statements.

Quantitative And Qualitative Disclosures About Market Risk

In the ordinary course of business, we are exposed to interest rate risk. With regard to our revolving credit facility, we are also exposed to variable rate interest for the banks’ applicable margins, ranging from 1.00% to 2.75% based upon our debt coverage ratio. As a result of amending our revolving credit facility in July 2000, the banks’ margin increased by 1.00% from historical levels. For fixed rate debt, interest rate changes affect the fair value but do not impact earnings or cash flow. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flow. We do not believe a one percentage point change in interest rates would have a material impact on the fair market value of our fixed rate debt. The pre-tax earnings and cash flow impact for one year based upon the amounts outstanding at December 31, 2002 under our variable rate revolving credit facility for each one percentage point change in interest rates would be approximately $463,000 per annum. We do not presently undertake any specific actions to cover our exposure to interest rate risk and we are not party to any interest rate risk management transactions.

BUSINESS

Overview

American Dental Partners, Inc. (“ADPI”) is a leading provider of business services to multi-disciplinary dental groups in selected markets throughout the United States. We are committed to the growth and success of our affiliated dental groups, and we make substantial investments to support each affiliated dental group’s growth. We assist our affiliates with organizational planning and development; recruiting, retention and training programs; quality assurance initiatives; facilities development and management; employee benefits administration; procurement; information systems; marketing and payor relations; and financial planning, reporting and analysis. At December 31, 2002, we were affiliated with 22 dental groups, comprising 383 dentists practicing in 168 locations in 16 states.

Dental Care Industry

The market for dental care is large, growing and highly fragmented. Based on Centers for Medicare & Medicaid Services statistics, estimated expenditures for dental care are projected to be approximately $68 billion in 2002 and will reach approximately $100 billion by 2010. We believe that the growth in expenditures for dental care will continue to be driven by both increases in costs and increases in demand for services due to:

•	increased prevalence of dental benefits offered by employers, including indemnity insurance plans, preferred provider organization (“PPO”) plans, network referral plans and, to a lesser extent, capitated managed care plans;

•	increased demand for dental care as a result of the aging population and a greater percentage of the population retaining its dentition; and

•	increased demand for aesthetic dental procedures as a result of an increasing awareness of personal appearance.

We believe that this growth will benefit not only dentists, but companies that provide services to the dental care industry, including dental management service organizations. However, the failure of any of these factors to materialize could offset increases in demand for dental care, and any such increases may not correlate with growth in our business.

Unlike many other sectors of the health care services industry, the dental care profession remains dominated by practices owned and operated by just one or two dentists. Although the provision of dental care remains highly fragmented, the trend towards group practice is growing. According to the American Dental Association (“ADA”), in 1999, approximately 14% of the 153,000 dentists in the United States were practicing in a group setting of three or more. We believe the trend towards the delivery of dental care in the group practice setting will continue as a result of high educational debt levels and a change in gender profile of graduating dentists.

Most dental care performed in the United States is categorized as general dentistry. According to the ADA, in 1999, general dentistry was estimated to represent approximately 81% of all dental services performed in the United States. General dentistry includes preventative care, diagnosis and treatment planning, as well as procedures such as fillings, crowns, bridges, dentures and extractions. Specialty dentistry, which includes orthodontics, periodontics, endodontics, prosthodontics and pediatric dentistry, represented the remaining 19% of dental care services.

Historically, dental care was not covered by insurers and consequently was paid for by patients on a fee-for-service basis. An increasing number of employers have responded to the desire of employees for enhanced benefits by providing coverage from third party payors for dental care. These third party payors offer indemnity insurance, PPO plans, capitated managed care plans and dental referral plans. Under an indemnity insurance plan, the dental provider charges a fee for each service provided to the insured patient, which is typically the same as that charged to a patient not covered by any type of dental insurance. We categorize indemnity insurance plans as fee-for-service plans. Under a PPO plan, the dentist charges a discounted fee for each service provided based on a schedule negotiated with the dental benefit provider. Under a capitated managed care plan, the dentist receives a fixed monthly fee from the managed care organization for each member covered under the plan who selects that dentist as his or her provider. Capitated managed care plans also typically require a co-payment by the patient. Dental referral plans are not insurance products but are network-based products that provide access to dental care. Typically, a small monthly fee is paid by an individual or employer for a list of dentists who have agreed to accept certain negotiated fees or a discount from their normal fees. Under network referral plans, full reimbursement for dental care provided is made directly by a patient to the participating dentist, as compared to indemnity, PPO and capitation plans in which some level of reimbursement is provided by the payor to the participating dentist.

The National Association of Dental Plans (“NADP”) estimated that 162 million people, or 57% of the population of the United States, were covered by some form of dental care plan in 2000. This compares with 133 million people, or 52% of the population, in 1997 and 96 million people, or 41% of the population, in 1990. Of the 162 million people with coverage, 34% were covered by PPO plans, 37% by indemnity insurance plans, 13% by dental referral plans, and 16% by capitated managed care plans. The remaining 43% of the population in 2000 did not have dental benefit coverage. We believe that the number of people with dental benefits will continue to increase and that the majority of this growth will be in PPO plans. For instance, according to the NADP, the number of people covered by PPO plans increased from 16 million in 1995 to 54 million in 2000, representing a 28% compound annual growth rate.

We believe that the increased complexity of managing and operating dental practices has led dental groups to seek a business partner that can provide management expertise and capital support, allowing them to focus on the clinical aspects of dentistry.

Business Objective and Strategy

Our objective is to be the leading business partner to dental group practices in selected markets throughout the United States. In order to achieve our objective, our strategy is to provide value-added resources and support to each of our affiliated dental groups in order that they may become the market leading, high quality dental group of each of their respective communities. We believe the core attributes of such a leading dental group include the following: (i) common identity and clinical philosophy, (ii) professional recruiting and mentoring programs, (iii) formalized peer review and quality assurance initiatives, (iv) functional and well-maintained dental facilities, (v) advanced information systems and (vi) qualified local management team with well-defined responsibilities and accountability.

In executing our strategy, we assist our affiliates with organizational planning and development; recruiting, retention and training programs; quality assurance initiatives; facilities development and management; employee benefits administration; procurement; information systems; marketing and payor relations; and financial planning, reporting and analysis. In order to execute our strategy successfully, we are continually enhancing or expanding our capabilities and resources, including vertical integration of ancillary dental activities. As an example, we expanded our procurement capabilities in 2002 with the acquisition and integration of two dental labs.

Successful execution of our strategy will result in growth from the following areas: (i) assisting our current affiliated dental groups to increase their market presence, (ii) completing additional affiliations with dental groups in attractive new markets and (iii) adding additional capabilities or resources to our service offering. We are constantly discussing potential affiliations with dental groups and acquisition of companies that would expand our business capabilities and that provide attractive returns on invested capital. Although we have completed many affiliations and acquisitions since November 1996, there can be no assurance that additional affiliation or acquisitions candidates can be identified or that they can be consummated or successfully integrated into our operations. While we are continually evaluating new affiliation or acquisition opportunities, it is expected that the number of new affiliations and acquisitions over the next twelve months will be at levels we have achieved during the past two years rather than the overall pace since our founding. As a result, we expect our growth to come from our existing affiliates.

Affiliation Philosophy

We believe that dental care is an important part of an individual’s overall health care. Because the practitioner is best qualified to manage the clinical aspects of dentistry, the provision of dental care must be centered around the dentist. However, current market trends in health care are increasing the complexity of operating a group dental practice. Consequently, dental groups are affiliating with dental management service organizations that can manage the non-clinical aspects of dentistry and provide the business skills that can improve operating performance.

We believe that, similar to other sectors of the health care delivery system, the delivery of dental care is fundamentally a local business. Therefore, we operate our business in a decentralized manner, and each affiliated dental group maintains its local identity and operating philosophy. In each affiliation, we strive to maintain the local culture of the affiliated group, and we encourage it to retain the name of the practice, continue its presence in community events, maintain its relationship with patients and local dental benefit providers and maintain and strengthen the existing management organization.

Our affiliation model is designed to create a partnership in management between the affiliated dental group and us that allows each party to maximize its strengths and retain its autonomy. Under our affiliation model, the affiliated dental group continues to own its practice and has sole purview over the clinical aspects of the practice while we manage the business aspects of the practice. This affiliation model is consistent across groups and, even where permitted by law, we do not employ practicing dentists.

We believe the core values of a business partnership are shared governance and shared financial objectives and have structured our affiliation model to achieve these goals. Shared governance is achieved by the formation of a joint policy board for each affiliated dental group which is comprised of an equal number of representatives from the affiliate and us. Together, members of the joint policy board develop strategies and decide on major business initiatives. Shared financial objectives are achieved through the joint implementation of an annual planning process that establishes the financial performance standards for the dental group.

Affiliated Dental Groups

From November 1996 (the date of our first affiliation) through December 31, 2002, we completed 47 affiliation transactions, comprising 22 dental groups in 16 states. The following table lists our affiliates at December 31, 2002:

				Dental Services(1)
Affiliate	State	Dental Facilities	Operatories	General	Endondontics	Oral Surgery	Orthodontics	Pedodontics	Periodontics	Prosthodontics
1st Advantage Dental	Massachusetts	3	22	✓

1st Advantage Dental	New York	8	61	✓	✓	✓	✓		✓

1st Advantage Dental	Vermont	3	17	✓

American Family Dentistry	Tennessee	8	43	✓

Associated Dental Care Providers (2)	Arizona	9	77	✓			✓

Chestnut Hills Dental	Pennsylvania	8	58	✓		✓	✓

Dental Arts Centers	Virginia	2	48	✓	✓	✓	✓		✓	✓

Dental Care of Alabama	Alabama	3	28	✓		✓	✓	✓

Family Care Dental Centers (2)	Wisconsin	4	34	✓	✓	✓	✓	✓	✓

Greater Maryland Dental Partners	Maryland	4	61	✓		✓	✓	✓	✓

Lakeside Dental Care	Louisiana	2	33	✓			✓		✓

Longhorn Dental Associates (2)	Texas	10	70	✓		✓	✓

Northpark Dental Group (2)	Wisconsin	14	139	✓	✓		✓	✓	✓

Northpoint Dental Group (2)	Wisconsin	2	30	✓			✓		✓

Oklahoma Dental Group	Oklahoma	6	55	✓	✓		✓

Orthodontic Care Specialists (2)	Minnesota	19	100				✓

Park Dental (2)	Minnesota	30	278	✓	✓	✓		✓	✓	✓

Riverside Dental Group	California	5	100	✓	✓	✓	✓	✓	✓

TSC Dental Centers	Texas	5	42	✓

University Dental Associates (3)	North Carolina	11	91	✓		✓	✓

Western New York Dental Group	New York	8	43	✓			✓		✓

Wilkens Dental Group (2)	Wisconsin	4	32	✓

		168	1,462

(1)	Services provided by specialists who are board-certified or board-eligible.
(2)	Accredited by the Accreditation Association for Ambulatory Health Care (“AAAHC”).
(3)	University Dental Associates’ dental residency program is accredited by the American Dental Association and Winston-Salem practices are accredited by the AAAHC.

Operations

Operating Structure

We operate under a decentralized organizational structure. Within a dental practice location, where permitted by applicable state law, we generally employ the hygienists, dental assistants and administrative staff. At each dental practice, a practice manager typically oversees the day-to-day business operations. The practice manager and administrative staff are responsible for, among other things, facility staffing, patient scheduling, on-site patient billing and ordering office and dental supplies.

We have regional management teams that supervise the operations of one or more affiliates. These teams provide support in areas such as recruiting, hiring and training practice staff; developing and implementing operating policies and procedures; administering employee benefits and processing payroll; maintaining information systems; producing accounting and financial reporting information; developing and maintaining facilities; and marketing. As our smaller affiliates grow in size, they may add local resources and assume some or all of the support functions provided by regional management teams.

Each regional management team reports to one of our operating vice presidents. An operating vice president is responsible for monitoring the operating performance of multiple affiliated dental groups in multiple markets. Each operating vice president participates as a member of the joint policy board of each of the affiliated dental groups for which he or she has management oversight responsibilities. The operating vice presidents are responsible for overseeing the development of annual operating plans and monitoring actual results.

On a national level, we support our affiliates in several ways. We assist with:

•	sharing best clinical practices through our National Professional Advisory Forum;

•	preparing for survey by the Accreditation Association for Ambulatory Health Care;

•	developing training programs for practice managers and administrative staff;

•	designing, locating and leasing new dental facilities;

•	evaluating capacity, utilization and productivity of dental facilities;

•	evaluating and negotiating dental benefit provider contracts;

•	evaluating and negotiating local practice affiliations;

•	developing and implementing accounting and financial planning systems;

•	developing and implementing practice management and other information systems; and

•	negotiating and administering employee benefit plans.

We also take advantage of economies of scale by contracting for various goods and services. For example, we have arranged for national contracts for the purchase of dental supplies and equipment, long distance telephone services, professional, casualty and general liability insurance, employee benefits such as a 401(k) plan, flexible spending program, life insurance and disability insurance and payroll processing.

National Professional Advisory Forum

We have organized the National Professional Advisory Forum (“NPAF”) to provide guidance to our affiliated dental groups with respect to the clinical aspects of dentistry. Leading dentists from our affiliated dental groups are selected to participate in the NPAF. The NPAF meets on a regional basis and a national basis each year and provides a forum for dentists to share the best clinical practices of their respective dental groups and an opportunity for them to build professional relationships with other dental groups affiliated with us. These dentists, as a result of their affiliation with us, share common long-term goals. This enables the discussion at the NPAF to be more open than it may be with other professional organizations. While the primary emphasis of the NPAF is on the clinical aspects of dentistry, it also provides our management an opportunity to continue to build strong, mutually beneficial partner relationships with our affiliated dental groups.

Accreditation Association for Ambulatory Health Care

We have selected the Accreditation Association for Ambulatory Health Care (“AAAHC”) as means for advancing the quality initiatives of our affiliated dental groups. The AAAHC is a peer-based, not for profit organization that is nationally recognized for conducting extensive evaluations of ambulatory health care organizations. The AAAHC evaluates a number of areas in granting accreditation, such as patients’ rights, governance, clinical records, professional development and quality management and improvement. We work with our affiliates to achieve accreditation and, depending on the level of development and organization of the affiliate, achieving accreditation can take several years of preparation. Currently, nine of our affiliated dental groups have achieved accreditation status from the AAAHC.

Service Excellence Training

We believe quality of care encompasses more than technical dental quality. It also includes the level of service provided. We have devoted significant resources to develop an innovative, proprietary service excellence training program. The program is modular and breaks down patient service into components, such as telephone etiquette, the patient arrival/departure experience, communicating with patients, listening to patients, service recovery and managing unhappy patients. We assist our affiliated dental groups in selecting a local person who is responsible for implementing and maintaining the service excellence program. Once implemented, our affiliated dental groups have on-going sessions with additional modules as they are developed and with new staff members as they join the dental group.

Payor Relationships and Reimbursement Mix

We believe that our affiliated dental groups’ clinical philosophy should not be compromised by economic decisions. We recognize, however, that the source of payment for services affects operating and financial performance. We assist our affiliates in analyzing their revenue and payor mix on an ongoing basis and recommend methods by which the affiliated dental group can improve operating efficiency while not compromising this clinical practice philosophy. As a general rule, we believe that growth in a market is best facilitated where the payor mix of our affiliates mirrors the payor mix for their community. We assist each of our affiliated dental groups in evaluating and negotiating dental benefit provider contracts.

We believe it is advantageous to be affiliated with dental groups that have successfully provided care to patients under all reimbursement methodologies. Since a shift is taking place in the dental benefits market from capitated managed care dental plans to PPO plans and, to a lesser extent, traditional fee-for-service plans, we believe that our affiliates’ experience in operating under all of these plans provides them with a competitive advantage. Most of our affiliated dental groups provide care under traditional fee-for-service plans and non-fee-for-service plans. The following table provides the aggregate payor mix of our affiliates for the years ended December 31:

	2000	2001	2002
Fee-for-service	46%	47%	45%
PPO plans	21%	25%	29%
Capitated managed care plans	33%	28%	26%

In today’s dental economy, many of our affiliated dental groups are challenged with strong patient demand and fluctuations in labor markets. This combination can create a challenging practice environment which negatively impacts staff retention. Given these dynamics, in selected markets, our affiliated dental groups have been realigning their reimbursement mix away from deeply discounted dental benefit plans. This has largely been accomplished with the cooperation of the dental benefit provider community in general. There can be no assurance, however, that the shift in reimbursement mix will not result in the termination of certain third party payor contracts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Facilities Development and Management

We believe an inviting professional environment is a critical aspect of overall patient satisfaction. Each of our facilities is constructed to be warm, attractive and inviting to the patients in addition to being highly functional. Our dental facilities typically have eight to ten operatories and accommodate general and specialty dentists, hygienists and dental assistants, a practice manager and a receptionist. Generally, our facilities are either stand alone or located within a professional office building or medical facility.

We work with each of our affiliated dental groups in analyzing utilization of existing capacity and identifying facility upgrade and expansion priorities. We also provide our affiliates guidance in the site selection process. We initially construct each facility as appropriate for the market and add or equip additional operatories as necessary based on capacity and utilization analyses.

We use architectural design services to improve the facility design process and to ensure that all facilities are properly constructed and meet the standards set forth by the AAAHC, Occupational Safety and Health Administration and Americans with Disabilities Act. To this end, we work with each affiliated dental group to establish a defined set of standards which are consistent with the desires of the dental group. We believe such facility standards are necessary to speed the site development process and create consistency across newly developed facilities, leading to enhanced staff and dentist productivity.

Financial Planning and Financial Information System

We assist each affiliate with financial planning. Together with each affiliate, we develop on an annual basis a strategic plan for increased market penetration. We then jointly develop an operating plan which sets specific goals for revenue growth, operating expenses and capital expenditures. Once a plan has been approved, we measure the financial performance of each affiliated dental group on a monthly basis and compare actual performance to plan.

Our financial information system enables us to measure, monitor and compare the financial performance of each affiliated dental group on a standardized basis. The system also allows us to track and control costs and facilitates the accounting and financial reporting process. This financial system is used with all of our affiliated dental groups.

Practice Management Systems

We use various dental practice management software systems to facilitate patient scheduling, to bill patients and insurance companies, to assist with facility staffing and for other practice related activities. In connection with our affiliation with Park Dental, we acquired the rights to Comdent, and it has been used and continuously enhanced at Park Dental since 1987. We believe that Comdent’s scheduling, electronic data interchange and data management features are superior to others that are commercially available. In addition, Comdent is scalable and capable of accommodating large, multi-site dental groups. We are actively converting our affiliates to Comdent, a proprietary management system. We are currently in the process of reengineering Comdent to include expanded clinical, managerial and financial capabilities. This enhanced Comdent system is targeted for completion in 2005. There can be no assurance, however, that we will be successful in converting all of our affiliated dental groups to Comdent or that the system will be successfully enhanced by the targeted date.

Affiliation Structure

Service Agreement

We have entered into a service agreement with each affiliated professional corporation (“PC”) pursuant to which we perform all administrative, non-clinical aspects of the dental group. We expect that each new affiliated PC will enter into a similar service agreement or become a party to an existing service agreement at the time of affiliation with us. We are dependent on our service agreements for the vast majority of our operating revenue. The termination of one or more of these service agreements could have a material adverse effect on us.

We are responsible for providing all services necessary for the administration of the non-clinical aspects of the dental operations. The PC is responsible for recruiting and hiring all of the dentists necessary to provide dental care. We do not assume any authority, responsibility, supervision or control over the provision of dental care to patients. The service agreement requires the PC to enter into an employment or independent contractor agreement with each dentist retained by the PC. The service agreement also requires the PC to implement and maintain quality assurance and peer review programs, maintain professional and comprehensive general liability insurance covering the PC and each of its dentists and abide by non-competition and confidentiality provisions.

As mandated by the service agreement, we and each PC establish a joint policy board which is responsible for developing and implementing management and administrative policies for the group. The joint policy board consists of an equal number of representatives designated by us and the PC. The joint policy board members designated by the PC must be licensed dentists employed by the PC. The joint policy board’s responsibilities include the review and approval of the long-term strategic and short-term operational goals, objectives, and plans for the dental facilities, all annual capital and operating plans, all renovation and expansion plans and capital equipment expenditures with respect to the dental facilities, all advertising and marketing services, and staffing plans regarding provider and support personnel for the dental group. The joint policy board also reviews and monitors the financial performance of the PC with respect to the attainment of the PC’s financial goals. The joint policy board also has the authority to approve or disapprove any merger or combination with, or acquisition of, any dental practice by the PC. Finally, the joint policy board reviews and makes recommendations with respect to contractual relationships between the PC and dental benefit providers. However, the PC representatives on the policy board control decisions relating to the provision of dental care, including clinical decisions, recruitment of dentists and other licensed dental personnel and unlicensed dental assistants, patient fee schedules and dental benefit plan provider contracts.

The PC reimburses us for actual expenses incurred on its behalf in connection with the operation and administration of the dental facilities and pays fees to us for business services and capital provided. Under certain service agreements, our service fee consists of a variable monthly fee which is based upon a specified percentage of the amount by which the PC’s adjusted gross revenue exceeds expenses incurred in connection with the operation and administration of the dental facilities. Under certain service agreements our service fees consist of a fixed monthly fee and an additional variable fee. Under certain service agreements, our service fee consists entirely of a fixed monthly fee. The fixed monthly fees are determined by agreement of us and the affiliated dental group in a formal financial planning process. The PC is also responsible for provider expenses, which generally consist of the salaries, benefits, and certain other expenses of the dentists. Pursuant to the terms of the service agreements, we bill patients and third party payors on behalf of the affiliated PCs. Such funds are applied in the following order of priority:

•	reimbursement of expenses incurred in connection with the operation and administration of the dental facilities;

•	repayment of advances, if any, made by us to the PC;

•	payment of the monthly fee;

•	payment of provider expenses; and

•	payment of the additional variable fee, as applicable.

Each of our current service agreements is for an initial term of 40 years and automatically renews for successive five-year terms, unless terminated by notice given at least 120 days prior to the end of the initial term or any renewal term. In addition, the service agreement may be terminated earlier by either party upon the occurrence of certain events involving the other party, such as our dissolution, bankruptcy, liquidation, or our failure to perform our material duties and obligations under the service agreement. In the event a service agreement is terminated, the related affiliated dental practice is generally required to purchase, at our option, the unamortized balance of intangible assets at the current book value, as well as all related other assets associated with the affiliated PC.

Employment Agreements with Dentists

The service agreements require that all dentists practicing full-time at the dental facilities enter into employment agreements with their respective PCs. The employment agreements with dentists who are owners of the PCs generally are for a specified initial term of up to five years and may not be terminated by the dentists without cause during such initial term. The employment agreements with other dentists may be for terms up to 18 months. Such employment agreements are usually terminable by either party upon advance written notice, which in most cases is 90 days, and are terminable by the PC for cause immediately upon written notice to the dentist. Such agreements typically contain non-competition provisions which prohibit the dentist from engaging in the practice of dentistry or otherwise performing professional dental services within a specified geographic area, usually a specified number of miles from the relevant dental facility, following termination. The non-competition restrictions are generally for one to two years following termination.

Competition

The dental services industry is highly competitive and is expected to become more competitive. Our affiliates compete with other dental groups and individual dentists in their respective markets. We compete with more than ten other companies that provide business services to dentists and dental groups through service agreement arrangements. We believe that the principal factors of competition between companies that provide business services to dental groups are their affiliation methods and models, the number and reputation of their existing affiliates, their management expertise and experience, the sophistication of their management information, accounting, finance and other systems, their operating methods and access to capital. We believe that we compete effectively with other companies that provide business services to dental groups with respect to these factors.

Government Regulation

General

The practice of dentistry is highly regulated, and our operations and those of our affiliated dental group practices are subject to numerous state and federal laws and regulations. Furthermore, we may become subject to additional laws and regulations as we expand into new markets. There can be no assurance that the regulatory environment in which we and our affiliated dental groups operate will not change significantly in the future. Our ability to operate profitably will depend, in part, upon us and our affiliated dental groups obtaining and maintaining all necessary licenses, certifications and other approvals and operating in compliance with applicable laws.

State Regulation

Each state imposes licensing and other requirements on dentists. Except for Wisconsin, the laws of the states in which we currently operate prohibit, either by specific statutes, case law or as a matter of general public policy, entities not wholly owned or controlled by dentists, such as American Dental Partners, from practicing dentistry, from employing dentists and, in certain circumstances, dental assistants and dental hygienists, or from exercising control over the provision of dental services. Many states prohibit or restrict the ability of a person other than a licensed dentist to own, manage or control the assets, equipment or offices used in a dental practice. The laws of some states prohibit the advertising of dental services under a trade or corporate name and require all advertisements to be in the name of the dentist. A number of states also regulate the content of advertisements of dental services and the use of promotional gift items. These laws and their interpretation vary from state to state and are enforced by regulatory authorities with broad discretion.

There are certain regulatory issues associated with our role in negotiating and administering managed care contracts. To the extent that we or any affiliated dental group contracts with third party payors, including self-insured plans, under a capitated or other arrangement which causes us or such affiliated dental group to assume a portion of the financial risk of providing dental care, we or such affiliated dental group may become subject to state insurance laws. If we or any affiliated dental group is determined to be engaged in the business of insurance, we may be required to change the method of payment from third party payors or to seek appropriate licensure. Any regulation of us or our affiliated dental groups under insurance laws could have a material adverse effect on our business, financial condition and results of operations. Through our role in negotiating and administering managed care and other provider contracts, we are also subject to regulation in certain states as an administrator and must ensure that our activities comply with relevant regulation.

Many states’ laws and regulations relating to the practice of dentistry were adopted prior to the emergence of providers of business services to dental groups like us. As a result, a number of states, including states in which we currently operate, are in the process of reviewing and/or amending their laws or regulations relating to the practice of dentistry and dentists’ business arrangements with unlicensed persons like us. There can be no assurance that any amendments or new laws or regulations, or the interpretation or application of existing or new laws or regulations, will not have a material adverse effect on our business, financial condition and results of operations.

Federal Regulation

The dental industry is also regulated at the federal level to the extent that dental services are reimbursed under federal programs. Participation by the affiliated dental groups and their dentists in such programs subjects them, and potentially us, to significant regulation regarding the provision of services to beneficiaries, submission of claims and related matters, including the types of regulations discussed below. Violation of these laws or regulations can result in civil and criminal penalties, including possible exclusion of individuals and entities from participation in federal payment programs.

The federal anti-kickback statutes prohibit, in part, and subject to certain safe harbors, the payment or receipt of remuneration in return for, or in order to induce, referrals, or arranging for referrals, for items or services which are reimbursable under federal payment programs. Other federal laws impose significant penalties for false or improper billings or inappropriate coding for dental services regardless of the payor source. The federal self-referral law, or “Stark law,” prohibits dentists from making referrals for certain designated health services reimbursable under federal payment programs to entities with which they have financial relationships unless a specific exception applies. The Stark law also prohibits the entity receiving such referrals from submitting a claim for services provided pursuant to such referral. We may be subject to federal payor rules prohibiting the assignment of the right to receive payment for services rendered unless certain conditions are met. These rules prohibit a billing agent from receiving a fee based on a percentage of collections and may require payments for the services of the dentists to be made directly to the dentist providing the services or to a lock-box account held in the name of the dentist or his or her dental group. In addition, these rules provide that accounts receivables from federal payors are not saleable or assignable.

Finally, dental practices are also subject to compliance with federal regulatory standards in the areas of safety, health and access.

Insurance

We maintain insurance coverage that we believe is appropriate for our business, including property-casualty, business interruption for certain practice locations and general liability, among others. In addition, our affiliated dental groups are required to maintain, or cause to be maintained, professional liability insurance with the Company as a named insured. While we believe that our current insurance coverage is adequate for our current operations, it may not be sufficient for all future claims. In addition, the costs, retention levels and availability of certain insurance have fluctuated significantly in recent years, and there can be no assurance that our current insurance coverage will continue to be available in adequate amounts or at a reasonable cost in the future.

Legal Proceedings

From time to time, we may be subject to litigation incidental to our business. We are not presently a party to any material litigation. Our affiliated PC’s and the dentists and independent contractors employed or retained by them are from time to time subject to professional liability or other claims. Such claims, if successful, could result in damage awards exceeding applicable insurance coverage which could have a material adverse effect on our business, financial condition and results of operations.

Facilities and Employees

We lease most of our dental facilities. Typically, each acquired dental facility is located at the site used by the dental group prior to affiliating with us. As of December 31, 2002, we owned or leased 168 dental facilities, two dental lab facilities, 14 local management offices and our corporate office. Our corporate office is located at 201 Edgewater Drive, Suite 285, Wakefield, Massachusetts, in approximately 8,300 square feet occupied under a lease which expires in March 2007. The Company considers that its properties are in good condition, are well maintained and are generally suitable and adequate to carry on the Company’s business.

In 2002, our dental facilities operated at levels of utilization which varied from affiliate to affiliate, but overall were satisfactory. The majority of our dental facilities have excess capacity to allow for future growth.

As of December 31, 2002, we employed 1,546 people. This included 668 hygienists and dental assistants and 878 administrative and management personnel located at our dental facilities, local management offices and our corporate office. In addition, we are affiliated with 383 dentists, as well as 256 hygienists and dental assistants located in states which prohibit our employment of dental assistants and/or hygienists, all of whom were employees or independent contractors of their respective affiliated PCs. We consider our relations with our employees to be good.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning each of our executive officers and directors:

Name	Age	Position
Gregory A. Serrao	40	Chairman, President and Chief Executive Officer
Frank J. D’Allaird, D.D.S	59	Senior Vice President—Regional Operations
Paul F. Gill	57	Senior Vice President—Regional Operations
Michael J. Vaughan	49	Senior Vice President—Chief Operating Officer
Ian H. Brock	33	Vice President—Finance
Karen M. Choi	46	Vice President—Human Resources
Robert A. Duncan	55	Vice President—Information Services
Breht T. Feigh	36	Vice President—Chief Financial Officer and Treasurer
Jesley C. Ruff, D.D.S	48	Vice President—Chief Professional Officer
Peter G. Swenson	31	Vice President—Market Development
Gregory T. Swenson, D.D.S	68	Director and President of Park Dental
Robert E. Hunter, D.M.D(1)	66	Director
James T. Kelly(2)	56	Director
Martin J. Mannion(1)(2)	43	Director
Derril W. Reeves(1)(2)	59	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.

Mr. Serrao founded American Dental Partners, Inc. and has served as our President, Chief Executive Officer and a Director since December 1995 and as Chairman since October 1997. From 1992 through December 1995, Mr. Serrao served as the President of National Specialty Services, Inc., a subsidiary of Cardinal Health, Inc. (“Cardinal Health”). From 1991 to 1992, Mr. Serrao served as Vice President - Corporate Development of Cardinal Health. Before joining Cardinal Health, Mr. Serrao was an investment banker at Dean Witter Reynolds Inc. where he co-founded its healthcare investment banking group and specialized in mergers, acquisitions and public equity offerings.

Dr. D’Allaird has served as our Senior Vice President—Regional Operations since August 2002. In January 2000, Dr D’Allaird founded 1st Advantage Dental Management, LLC and served as its President and CEO until its acquisition by the Company in August 2002. From 1986 to 1999, Dr. D’Allaird served as Dental Director for Community Health Plan and its successor Kaiser Permanente in New York, Massachusetts and Vermont. Dr. D’Allaird began his career in dentistry with eight years in private practice near Albany, NY.

Mr. Gill has served as our Senior Vice President—Regional Operations since January 2001. From October 1993 to December 2000, Mr. Gill served as Administrator for Riverside Dental Group, one of our affiliated dental groups. From September 1991 to September 1993, Mr. Gill served as Community Development Director for the City of Moreno Valley, California. Before working for the City of Moreno Valley, Mr. Gill served as a career Air Force officer and pilot. His last assignment was as Commander of March Air Force Base in California.

Mr. Vaughan has served as our Senior Vice President—Chief Operating Officer since October 2001. From January 2001 to September 2001, Mr. Vaughan served as Senior Vice President—Regional Operations. From January 2000 to December 2000, Mr. Vaughan served as Vice President—Operations. From 1996 to 1999, Mr. Vaughan served as Regional Vice President for Cardinal Distribution, a subsidiary of Cardinal Health. From 1988 to 1995, Mr. Vaughan held the positions of Vice President and General Manager of Cardinal Distribution’s Knoxville, Tennessee and Zanesville, Ohio facilities and also Vice President of Strategic Initiatives. Prior to joining Cardinal Health, Mr. Vaughan worked for McKesson HBOC in various sales management positions.

Mr. Brock has served as our Vice President—Finance since October 2001. Mr. Brock was Vice President—Financial Planning from January 2001 to September 2001, Director—Financial Planning from February 1998 to December 2000 and Assistant Controller from September 1996 to January 1998. Prior to joining us, Mr. Brock worked for American Medical Response, Inc., (“AMR”) a national provider of ambulance services, as a corporate financial analyst from October 1995 to August 1996 and as an accounting manager and financial analyst from June 1991 to September 1995 with AMR of Connecticut, Inc., one of AMR’s four founding subsidiaries.

Ms. Choi has served as our Vice President—Human Resources since October 2002. From March 2001 to August 2002, Ms. Choi served as Director of Human Resources, North America of SchlumbergerSema Telecoms. From January 2000 to March 2001, Ms. Choi served as Senior Director of Human Resources for Lycos. From 1994 to 2000, she served as Director of Human Resources, NorthEast Region for SmithKline Beecham Clinical Laboratories.

Mr. Duncan has served as our Vice President—Information Services since July 2002. From 1998 to 2002, Mr. Duncan served as Vice President of Information Technology Services for National City Bank of Minneapolis. From 1995 to 1998, Mr. Duncan served as Manager of Distributed Computing Services for Alltel Information Services. From 1992 to 1995, Mr. Duncan served as Manager of Technical Support for American Bank, N.A. From 1985 to 1992, Mr. Duncan served as Assistant Vice President of Support Services for First Banks Systems, now US BancCorp.

Mr. Feigh has served as our Vice President—Chief Financial Officer and Treasurer since January 2001, served as Vice President—Strategic Initiatives from January 2000 to December 2000 and was Director – Corporate Development from October 1997 to December 1999. Prior to joining us, Mr. Feigh was employed in the healthcare mergers and acquisition group of Robertson, Stephens & Company from 1996 to 1997. From 1994 to 1996, he was employed in the Latin American investment banking group of ING Barings, and from 1989 to 1993, he was employed in the health care investment banking group of Dean Witter Reynolds Inc.

Dr. Ruff has served as our Vice President—Chief Professional Officer since January 1999 and has chaired our National Professional Advisory Forum since January 1997. From 1992 to 1998, Dr. Ruff served as President of Wisconsin Dental Group, S.C., one of our affiliated dental groups, where he was employed as a practicing dentist and held a variety of positions since 1985. In 1994, Dr. Ruff served on the Board of Directors of the National Association of Prepaid Dental Plans. From 1983 to 1991, Dr. Ruff was an Assistant Professor at the Marquette University School of Dentistry and an adjunct faculty member from 1991 to 1996, where he held a variety of clinical faculty and grant-related positions.

Mr. Swenson has served as our Vice President—Market Development for the Company since January 2000. Mr. Swenson was Director—Market Development from January 1998 to December 1999 and Director—Facility Development from January 1997 to December 1997. From April 1994 to December 1996, Mr. Swenson was Manager—Facilities Development of Park Dental, one of our affiliated dental groups. Mr. Swenson is the son of one of the Company’s Board of Directors.

Dr. Swenson has served as President of PDHC, Ltd., President of Park Dental and one of our Directors since November 1996. From 1983, when he co-founded Park, to November 1996, Dr. Swenson served as Chairman and Chief Executive Officer of Park. Dr. Swenson was a member of the AADGP from 1980 until 1995, serving on many occasions as a practice auditor in the AADGP’s accreditation program. In 1978, Park’s predecessor was the second group practice to receive AADGP’s accreditation certificate. In 1973, a national referee committee selected Dr. Swenson to the American Association of Endodontics, a society with which he maintained a membership until 1989. In 1972, after practicing solo dentistry for ten years, he formed a partnership with colleagues and helped build Park’s predecessor group practice. Dr. Swenson is a member of the Minnesota State Dental Association, the American Dental Association, and Federation Dentaire Internationale. From 1980 to 1996, Dr. Swenson served on the Board of Directors of Marquette Bank Brookdale.

Dr. Hunter has been one of our Directors since September 2002. Dr. Hunter is President and Chief Executive Officer of DentaQuest Ventures, a for-profit subsidiary of Delta Dental Plan of Massachusetts, where he has been employed since 1988. Dr. Hunter is a member of the Board of Overseers for the Malcom Baldridge National Quality Award and the former President of MassExcellence.

Mr. Kelly has been one of our Directors since February 1997. Mr. Kelly served as Chairman of the Board of Lincare Holdings Inc., a provider of home respiratory therapy services, from April 1994 through March 2000. Mr. Kelly served as the Chief Executive Officer of Lincare from June 1986 through December 1996. Prior to 1986, Mr. Kelly served in a number of capacities within the Mining and Metals Division of Union Carbide Corporation over a 19-year period.

Mr. Mannion has been one of our Directors since January 1996 and served as our Chairman from January 1996 through October 1997. Mr. Mannion is a general partner with Summit Partners, a private equity capital firm, where he has been employed since 1985.

Mr. Reeves has been one of our Directors since February 1997. Mr. Reeves is Executive Vice President of Development of Surgis, Inc., an outpatient surgery center company where he has been employed since July 2001. From January 1998 through 2000, Mr. Reeves served as Vice Chairman of the Board of Directors and Chief Development Officer of PhyCor, Inc., a physician practice management company. From 1974 through 1976, Mr. Reeves was with Hospital Affiliates International (“HAI”) where he served as Vice President of Hospital Management Corporation, the hospital management subsidiary of HAI. In 1977, he joined Hospital Corporation of America (“HCA”) to head the growth function for HCA’s management company. Mr. Reeves was a Vice President of HCA and also Vice President of Development for HCA Management Company until 1985. In 1985, he moved to HCA Health Plans as Vice President of Sales and Marketing and was instrumental in the creation of Equicor where he was Senior Vice President, National Sales.

Board of Directors

Our Board of Directors is divided into three classes, with each class elected to serve a staggered three-year term. The Class I directors, whose terms will expire at the 2004 annual meeting of stockholders subject to re-election, are Dr. Swenson and Dr. Hunter. The Class II directors, whose terms will expire at the 2005 annual meeting of stockholders, are Messrs. Mannion and Kelly. The Class III directors, whose terms will expire at the 2003 annual meeting of stockholders, are Messrs. Serrao and Reeves. The classified Board of Directors may increase the difficulty of consummating or discourage a business combination or an attempt to gain control of us that is not approved by our Board of Directors. Our executive officers are elected annually by and serve at the discretion of our Board of Directors. See “Employment Agreements.”

Compensation of Directors

Directors who are also employees of the Company or one of its subsidiaries do not receive additional compensation for serving as directors. In 2002, each non-employee director, other than Mr. Mannion, received a quarterly retainer of $4,375 per quarter, and a fee of $1,000 for attending each Board of Directors’ meeting and $500 for attending each committee meeting. The quarterly retainer for non-employee directors, other than Mr, Mannion, in 2003 is $4,465. In addition, directors who are not employees are eligible to receive options under the Company’s 1996 Amended and Restated Directors Stock Option Plan. These options are issued at such times and in such amounts as may be determined by the Directors Stock Option Plan Committee. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof.

Compensation of Executive Officers

The following table sets forth information with respect to compensation paid to or accrued on behalf of our Chief Executive Officer and our four most highly compensated executive officers whose annual compensation exceeded $100,000 during 2002.

Summary Compensation Table

	Annual Compensation								Long-Term Awards Securities Underlying Options(#)	All Other Compensation(2)
	Year	Salary($)		Bonus($)		Other Annual Compensation(1)
Gregory A. Serrao Chairman, President and Chief Executive Officer	2002 2001 2000	$ $ $	337,730 300,000 225,000	$ $ $	73,000 98,000 110,000	$ $ $	— — —		21,500 13,959 92,400	$ $ $	5,500 5,106 5,001

Paul F. Gill Senior Vice President- Regional Operations	2002 2001	$ $	183,010 180,000	$ $	20,000 20,000	$ $	— —		11,000 9,442	$ $	5,043 4,982

Michael J. Vaughan Senior Vice President, Chief Operating Officer	2002 2001	$ $	179,538 145,000	$ $	29,000 29,000	$ $	— —		20,500 14,442	$ $	5,386 4,336

Breht T. Feigh Vice President, Chief Financial Officer and Treasurer	2002 2001 2000	$ $ $	160,000 148,750 108,000	$ $ $	30,000 30,000 33,235	$ $ $	— — —		17,250 14,218 25,000	$ $ $	4,669 3,500 2,979

Joseph V. Errante, DDS Senior Vice President- Business Development	2002 2001 2000	$ $ $	150,000 150,000 145,000	$ $ $	10,000 30,000 58,000	$ $ $	— 129,913 21,052	(3) (3)	11,000 7,360 23,000	$ $ $	4,500 4,494 4,350

(1)	Except as specifically noted, no named executive officer received prequisites and other personal benefits above the threshold amounts sprecified in the regulations of the Securities and Exchange Commission.
(2)	Represents matching contributions under the Company’s 401(k) plan.
(3)	Consists of moving and relocation expenses.

Option Grants In Last Fiscal Year

The following table sets forth all grants of stock options to the executive officers named in the Summary Compensation Table during 2002:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted(#)(1)	% of Total Options Granted in Fiscal Year	Exercise Price ($/Share)	Expiration Date
					5%	10%
Gregory A. Serrao	21,500	10%	$7.85	2/25/12	$106,142	$268,984
Paul F. Gill	11,000	5%	$7.85	2/25/12	$54,305	$137,620
Michael J. Vaughan	20,500	10%	$7.85	2/25/12	$101,205	$256,473
Breht T. Feigh	17,250	8%	$7.85	2/25/12	$85,160	$215,813
Joseph V. Errante, D.D.S	11,000	5%	$7.85	2/25/12	$54,305	$137,620

(1)	All option grants were issued under the Amended and Restated 1996 Stock Option Plan, as amended. The exercise price of such options is no less than the fair market value of the Company’s Common Stock on the date of grant. Options become exercisable in equal annual installments over a four-year period.
(2)	These amounts are based on hypothetical appreciation rates of 5% and 10% and are not intended to forecast actual future appreciation of the Company’s Common Stock. No gain to optionees is possible without an actual increase in the price of the Company’s shares, which would benefit all of the Company’s shareholders. All calculations are based on a ten-year option period.

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

The following table sets forth the number of securities underlying unexercised options and the value of in-the-money stock options held by the executive officers named in the Summary Compensation Table as of December 31, 2002 (1):

	Number of Securities Underlying Unexercised Options at December 31, 2002(#)		Value of Unexercised In-the-Money Options at December 31, 2002
	Exercisable	Unexercisable	Exercisable	Unexercisable
Gregory A. Serrao	540,310	84,419	$3,004,358	$748,797
Paul F. Gill	6,811	20,031	$60,414	$177,675
Michael J. Vaughan	16,111	43,831	$142,905	$388,781
Breht T. Feigh	28,020	41,256	$164,867	$365,941
Joseph V. Errante, D.D.S	28,840	29,520	$158,241	$261,842

(1)	There were no stock options exercised by executive officers named in the Summary Compensation Table during 2002.

Employment Agreements

We and Mr. Serrao entered into an Amended and Restated Employment and Non-Competition Agreement effective January 2, 2001. Under the agreement, Mr. Serrao receives an annual base salary, which is currently $337,730 (subject to potential annual salary increases), and a bonus in an amount up to 60% of his then current base salary. Mr. Serrao is also subject to non-competition and confidentiality provisions in the employment agreement. If Mr. Serrao’s employment is terminated by us without cause, he is entitled to receive severance benefits which include severance payments in an amount equal to his then current annual base salary and health care benefits for one year after termination plus his pro rata share of any bonus which otherwise would have been payable. If Mr. Serrao’s employment is terminated by Mr. Serrao for “good reason” (as defined in the employment agreement), he is entitled to receive the same severance benefits (other than the pro rata share of the bonus) plus payment equal to the full amount of the bonus that otherwise could have been payable.

Compensation Committee Interlocks

Messrs. Hunter, Mannion and Reeves serve as the current members of the Company’s Compensation Committee. There are no interlocking relationships between any executive officers of the Company and any entity whose directors or executive officers serve on the Company’s Board of Directors or Compensation Committee.

Compensation Committee Report on Executive Compensataion

The Compensation Committee of the Board of Directors regularly reviews executive compensation policies and levels and evaluates the performance of management in the context of the Company’s performance and other criteria. The Compensation Committee is composed entirely of independent outside directors.

The Compensation Committee’s primary objective with respect to executive compensation is to establish programs which attract and retain key managers and align their compensation with the Company’s overall business strategies, values and performance. To this end, the Compensation Committee has established an executive compensation philosophy which includes the following considerations:

•	An emphasis on performance based compensation that differentiates compensation results based upon varying elements of corporate, operating unit, and individual performance;

•	Recognition of both quantitative and qualitative performance objectives in light of an executive officer’s responsibilities;

•	A mix of short-term cash and long-term stock based compensation.

In light of these considerations, the primary focus of the Compensation Committee has been on the competitiveness of each of the key elements of executive compensation (base salary, bonus and stock option grants) and the compensation package as a whole. Certain of the executive officers have employment agreements that specify certain minimum compensation for those officers. Base salaries for executive officers are determined on the basis of individual performance, level of responsibility and market competitive considerations. The Company’s executive officers are eligible to receive annual cash bonuses in amounts varying as a percentage of base salary depending upon each executive’s level of responsibility and function. Performance objectives are established for each executive officer, including specific quantitative objectives related to improving the Company’s financial performance and other more qualitative and developmental criteria. For executive officers with primary operating unit responsibilities, annual cash bonuses are based primarily on the achievement of specific quantitative objectives related to the financial performance of the operating unit. For executive officers with primary staff or corporate responsibilities, the annual cash bonuses are based on achievement of specific corporate performance objectives as well as individual qualitative criteria. The Company’s executive officers are also eligible to receive grants of stock options under the Company’s Amended and Restated 1996 Stock Option Plan, as amended. Grants under this Plan are designed to align a significant portion of the executive compensation package with the long-term interests of the Company’s shareholders by providing an incentive that focuses attention on managing the Company from the perspective of an owner with an equity stake in the business.

In determining Mr. Serrao’s compensation for 2002, the Compensation Committee evaluated achievement of corporate, individual and organizational objectives for the year and reviewed other objective and subjective considerations. Mr. Serrao’s base salary for 2002 was $337,730. Like other executive officers, Mr. Serrao also received an incentive bonus determined on the basis of individual and Company performance, including specific quantitative objectives and more qualitative criteria. Mr. Serrao was awarded an incentive bonus of $73,000 for 2002. In addition, Mr. Serrao was awarded options to purchase 21,500 shares of the Company’s Common Stock at an exercise price of $7.85 per share in order to provide him with a long-term incentive tied to the Company’s performance.

Robert E. Hunter, D.M.D. Martin J. Mannion Derril W. Reeves

CERTAIN TRANSACTIONS

The Company acquired PDHC, Ltd. (“Park”) pursuant to an Acquisition and Exchange Agreement effective November 12, 1996 (the “Acquisition Agreement”), among the Company, Park and all of the shareholders of Park, including Dr. Swenson, a director of the Company. Under the Acquisition Agreement, the shareholders of Park received an aggregate of $3.3 million in cash, $1.5 million principal amount of Subordinated Notes of the Company and 1,260,000 shares of Common Stock in consideration for the exchange of all of their Park shares. Dr. Swenson received $74,848 in principal and interest payments under the Subordinated Notes in 2002. The Company expects to continue to make payments under the Subordinated Notes in 2003. The terms and conditions of the acquisition of Park, including the consideration received for the exchange of the Park shares, were based upon arm’s-length negotiations between representatives of the Company and Park, including Dr. Swenson.

Peter G. Swenson, Dr. Swenson’s son, is an employee and executive officer of the Company. In 2002, Peter Swenson earned $133,000 in salary and bonus from the Company. The Company expects that Peter Swenson will continue to be employed by, and an executive officer of, the Company in 2003.

The Company acquired Innovative Practice Concepts, Inc. pursuant to a Stock Purchase Agreement dated December 22, 1997 (the “Purchase Agreement”) among the Company, Associated Dental Care Providers, P.C. (“Associated”), Innovative Practice Concepts, Inc. (“IPC”) and the shareholders of IPC. The transaction was effective January 1, 1998. Under the Purchase Agreement, the shareholders of IPC received an aggregate of $2,910,000 in cash less certain amounts applied to pay off indebtedness of IPC to Joseph V. Errante, D.D.S. and his sister Margaret E. Errante, D.D.S., $500,000 principal amount of Subordinated Notes of the Company and 34,800 shares of Common Stock in consideration for the exchange of all of their IPC shares. All of the stock of IPC was owned by Dr. Joseph Errante, Dr. Margaret R. Errante and trusts for the benefit of certain members of their families. The terms and conditions of the acquisition of IPC, including the consideration received for the exchange of the IPC shares, were based upon arms-length negotiations between representatives of the Company and representatives of IPC, including Dr. Joseph Errante, who became Vice President – Regional Operations in November 1998 and is currently Senior Vice President – Business Development. Dr. Joseph Errante received $44,180 in principal and interest payments under the Subordinated Notes in 2002. The Company expects to continue to make payments under the Subordinated Notes in 2003.

The Company entered into registration rights agreements with the former shareholders of Park. These registration rights agreements contain provisions which grant the former shareholders of Park piggyback registration rights in the event the Company registers any of its securities for either itself or for security holders exercising their registration rights.

In connection with the Park and IPC transactions, the Company entered into service agreements with the professional corporations owned in part by Drs. Swenson and Errante, respectively. These professional corporations are PDG, P.A. (“PDG”) and Associated Dental Care Providers, P.C. (“Associated”). These service agreements are on substantially the same terms and conditions as all of the Company’s other service agreements. The amounts received by subsidiaries of the Company under the service agreements with PDG and Associated in 2002 were approximately $47,086,000 and $4,698,000, respectively, of which $36,302,000 and $4,310,000, respectively, were reimbursements for expenses incurred in connection with the operation and administration of the related dental facilities. At December 31, 2002, Dr. Swenson owned approximately 1% of the issued and outstanding capital stock of PDG. During 2002, Dr. Errante sold all of the approximately 23% of Associated stock owned as of December 31, 2001.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of Common Stock as of March 14, 2003, by: (i) each person who is known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each director; (iii) the Company’s Chief Executive Officer and the four other most highly compensated executive officers named in the Summary Compensation Table; and (iv) the Company’s directors and executive officers as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

	Shares Beneficially Owned(1)
	Number	Percentage
Summit Ventures(2)(3)	2,391,600	32.8%
Martin J. Mannion(2)(3)	2,391,600	32.8%
Stadium Capital Partners, L.P.(4)	1,177,360	16.2%
Gregory A. Serrao(3)(5)	702,275	9.2%
Times Square Capital Management, Inc.(6)	595,500	8.2%
Liberty Wanger Asset Management, L.P.(7)	412,500	5.7%
Gregory T. Swenson, D.D.S.(3)(8)	308,190	4.2%
Joseph V. Errante, D.D.S.(3)(9)	69,733	*
Breht T. Feigh(3)	47,499	*
Michael J. Vaughan(3)	28,744	*
James T. Kelly(3)	27,838	*
Derril W. Reeves(3)	25,338	*
Paul F. Gill(3)	14,739	*
Robert E. Hunter, D.M.D.(3)	8,250	*
All executive officers and directors as a group (14 persons)(10)	3,705,084	46.9%

*	less than 1%
(1)	This table includes for each person or group of persons shares of Common Stock that may be purchased by such person or group pursuant to options which are currently exercisable or exercisable within 60 days of March 14, 2003. As of such date, a total of 7,268,782 shares of Common Stock were outstanding and options for 908,446 shares were exercisable.
(2)	Represents 2,285,869 and 90,293 shares of Common Stock owned by Summit Ventures IV, L.P. and Summit Investors II, L.P., respectively. Summit Partners is affiliated with both limited partnerships. Mr. Mannion, a Director of the Company, is a general partner of Summit Partners. The address of Summit Partners and Mr. Mannion is 600 Atlantic Avenue, Suite 2800, Boston, Massachusetts 02116.
(3)	Includes options for 15,438 shares for Mr. Mannion, 367,775 shares for Mr. Serrao, 50,055 shares for Dr. Swenson, 37,180 shares for Dr. Errante, 27,298 shares for Mr. Feigh, 26,097 shares for Mr. Vaughan, 27,838 shares for Mr. Kelly, 22,338 shares for Mr. Reeves and 11,022 shares for Mr. Gill, respectively, which are currently exercisable or exercisable within 60 days of March 14, 2003.
(4)	The address for Stadium Capital Partners, L.P. is 2483 East Bayshore Road, Suite 202, Palo Alto, California 94303.
(5)	Includes 9,508 shares owned by a family trust, of which Mr. Serrao is the grantor and trustee, 7,500 shares held by Mr. Serrao’s minor children and 5,000 shares held by Mr. Serrao’s wife. The address for Mr. Serrao is American Dental Partners, Inc., 201 Edgewater Drive, Suite 285, Wakefield, Massachusetts 01880.
(6)	The address for Times Square Capital Management, Inc. is Four Times Square, 25th Floor, New York, New York 10036.
(7)	The address for Liberty Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.
(8)	Includes 99,660 shares owned by a family trust, of which Dr. Swenson is the grantor.
(9)	Includes 932 shares owned by a family trust, of which Dr. Errante is the grantor, and 1,390 shares owned by a family trust, of which Dr. Errante is the trustee.
(10)	Includes options for 625,891 shares for all executive officers and directors as a group which are currently exercisable or exercisable within 60 days of March 14, 2003.

DESCRIPTION OF CAPITAL STOCK

Preferred Stock

We are authorized to issue up to 1,000,000 shares of Preferred Stock, $0.01 par value. At the closing of the initial public offering, 400,000 shares of our Series A Convertible Preferred Stock (which were converted into 2,399,995 shares of our Common Stock) and 70,000 shares of our Series B Redeemable Preferred Stock (which were redeemed for cash) were restored to the status of undesignated preferred stock available for issuance.

Preferred Stock may be issued in one or more series as determined by the Board of Directors without further stockholder approval, and the Board or Directors is authorized to fix and determine the terms, limitations, and relative rights and preferences of such Preferred Stock, and to fix and determine the variations among series of Preferred Stock. Any new Preferred Stock issued would have priority over the Common Stock with respect to dividends and other distributions, including the distribution of assets upon liquidation and dissolution. Such Preferred Stock may be subject to repurchase or redemption by us. The Board of Directors, without stockholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock and the issuance of which, could be used by the Board of Directors in defense of a hostile takeover of us. As of March 31, 2003, there were no shares of Preferred Stock issued or outstanding.

Common Stock

We are authorized to issue up to 25,000,000 shares of Common Stock, $0.01 par value, of which 7,853,682 shares were issued and 7,271,182 were outstanding as of March 31, 2003. The holders of shares of Common Stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Holders of shares of Common Stock are not entitled to preemptive rights or to cumulative voting for the election of directors. Subject to any senior rights of the Preferred Stock which may from time to time be outstanding, holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” Upon our dissolution and liquidation, holders of our Common Stock are entitled to a ratable share of our net assets remaining after payments to our creditors and to the holders of our Preferred Stock of the full preferential amounts to which they may be entitled. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, validly issued, fully paid and nonassessable.

Certain Provisions of Certificate of Incorporation and By-laws

The Certificate of Incorporation and By-laws provide that directors may not be removed from office by the stockholders except by the affirmative vote of stockholders exercising at least two-thirds of the voting power in the election of directors; provided that if two-thirds of the entire Board of Directors recommend to the stockholders that a director be removed, then such director may be removed by the stockholders exercising at least a majority of the voting power in the election of directors. The Certificate of Incorporation requires all actions by stockholders to be taken at annual or special meetings. The By-laws divide the Board of Directors into three classes, each with a term of three years, with the term of one class expiring each year. No provision of the Certificate of Incorporation nor certain provisions of the By-laws, including those relating to indemnification and election and removal of directors, may be altered, amended or repealed nor may any inconsistent provision be adopted except by the affirmative vote of stockholders exercising at least two-thirds of our voting power; provided that if any such action was previously approved by at least two-thirds of the directors, then such action may be taken by the stockholders exercising a majority of the voting power. The By-laws also provide that any vacancy on the Board of Directors may be filled by a majority of the directors then in office even though less than a quorum exits. The foregoing provisions could have an anti-takeover effect by delaying, averting or preventing a change in our control or management.

Statutory Business Combination Provision

We are subject to Section 203 of the DGCL which, with certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

Transfer Agent and Registrar

Registrar and Transfer Company serves as our transfer agent and registrar for our Common Stock.

DESCRIPTION OF SUBORDINATED NOTES

Except as otherwise described below, all of the Subordinated Notes to be issued in this Offering will be on substantially the same terms and conditions as the currently outstanding Subordinated Notes of American Dental Partners, Inc. (“ADP”). As of March 31, 2003, ADP had approximately $4,432,900 aggregate principal amount of Subordinated Notes issued and outstanding. All of the outstanding Subordinated Notes bear interest at a rate of 7% per annum, are payable in seven equal annual principal installments plus interest on the declining unpaid principal balance due on the first seven anniversaries from their date of issuance, are unsecured debt obligations of ADP and are subject to subordination agreements which are substantially the same as the subordination agreements described below.

The Subordinated Notes offered hereby will be issued on the following terms and conditions:

Rates of Interest; Terms of Repayment

The rates of interest on the Subordinated Notes offered hereby will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets are to be acquired in acquisition and affiliation transactions. However, the rate of interest for any Subordinated Note will not be less than a rate which is sufficient to avoid imputed interest under any applicable section of the Internal Revenue Code as of the date of issuance of such Subordinated Note. The Subordinated Notes will be payable in seven equal annual principal installments plus interest on the declining unpaid principal balance due on the first seven anniversaries from their date of issuance. ADP will have the right to prepay all or part of the principal balance of the Subordinated Notes at any time, without penalty. Payments under the Subordinated Notes will be subject to indemnification setoff rights in favor of ADP. ADP will have the right, to the extent it is entitled to indemnification from the securityholders or principal owners of the businesses whose securities or assets are to be acquired, to setoff the amount of damages incurred by ADP as a result of an indemnifiable claim against amounts due from ADP under the Subordinated Notes.

Subordination Arrangements

Each of the Subordinated Notes will be unsecured debt obligations of ADP. In addition, each of the Subordinated Notes will be subject to subordination agreements which will be executed by each securityholder or principal owners of the businesses whose securities or assets are to be acquired in an acquisition or affiliation transaction. Under the subordination agreements, the payment of the Subordinated Notes will be subordinate and junior in right of payment to the payment in full of all obligations of ADP for borrowed money (“Senior Indebtedness”), except as follows: (a) debt arising under instruments delivered by ADP to an unaffiliated entity or owners of such entity in connection with the acquisition of such entity; (b) any preferred stock or other equity security of ADP; and (c) any indebtedness owed by ADP to an affiliate (as defined in the subordination agreement). Pursuant to the subordination agreements, the holders of the Subordinated Notes (the “Holders”) will not be permitted to accept or receive any payment on the Subordinated Notes; provided that the Holders may accept mandatory scheduled payments under the Subordinated Notes unless at the time of such payment there exists a default on any payment for the Senior Indebtedness or there exists any other default with respect to the Senior Indebtedness permitting the holders of Senior Indebtedness to accelerate the maturity of such indebtedness. If a payment default exists under the Subordinated Notes, the Holders may give written notice of such default to the holders of the Senior Indebtedness (the “Senior Debt Holders”). Thereafter, the Senior Debt Holders will have 180 days to either declare a default under the Senior Indebtedness or consent to ADP making scheduled payments under the Subordinated Notes (the “Consent”) until the Consent is terminated by the Senior Debt Holders. If the Senior Debt Holders (i) fail to do one of the foregoing alternatives or (ii) terminate the Consent and a payment default occurs under the Subordinated Notes on either of the next two succeeding scheduled payments, then the Holders will have the right to enforce their respective rights under the Subordinated Notes.

In the event of any dissolution, winding-up, liquidation, restructuring, or other reorganization of ADP (a “Reorganization”), all Senior Indebtedness will be paid in full before any payment is made on the Subordinated Notes. In addition, the Holders will, pursuant to the Subordination Agreement, irrevocably authorize ADP or the Senior Debt Holders to, upon the occurrence of a Reorganization:

(a)	prove and enforce any claims with respect to the Subordinated Notes in the name of the Senior Debt Holders or the Holders;

(b)	vote claims arising under the Subordinated Indebtedness; and

(c)	accept and receive any payment or distribution made under the Subordinated Notes and apply such payment or distribution to the Senior Indebtedness.

If any payment or distribution is made to the Holders with respect to the Subordinated Notes before all Senior Indebtedness had been paid in full and before the obligations of the Senior Debt Holders to extend credit have been irrevocably terminated, such payment or distribution will be held in trust by the Holders and promptly paid over to the Senior Debt Holders for application to the payment of all Senior Indebtedness. The Subordination Agreement also contains material restrictions on the Holders’ enforcement of remedies under the Subordinated Notes.

As of March 31, 2003, the amount of outstanding Senior Indebtedness was $45,100,000.

ADP conducts all of its operations through subsidiaries and expects that it will continue to do so in the future. The Subordinated Notes represent indebtedness of ADP only. Creditors and holders of indebtedness (including preferred stock, if any) of each subsidiary, although not holders of Senior Indebtedness, will have a claim on the assets of such subsidiary prior to the claims of the Holders.

SHARES ELIGIBLE FOR FUTURE SALE

No predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of our Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our Common Stock and could impair our future ability to raise capital through an offering of our equity securities. See “Risk Factors—Shares Eligible for Future Sale.”

Sales of Restricted Shares

As of March 31, 2003, we had a total of 7,271,182 shares of Common Stock outstanding. Of these shares, 3,942,442 are freely tradable without restriction or registration under the Securities Act. Additionally, 3,326,340 shares of Common Stock outstanding are “restricted securities” as that term is defined by Rule 144 (the “Restricted Shares”). The Restricted Shares were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act.

The 3,326,340 of Restricted Shares are eligible for sale in the public market pursuant to Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate), including persons who may be deemed “affiliates” of us, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 72,688 shares as of the date hereof) or (ii) the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about us. In addition, a person who is not deemed to have been an affiliate of us at the time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144 (k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

Stock Option and Purchase Plans

As of March 31, 2003, 2,108,543 shares of Common Stock were reserved for issuance under our stock option plans, of which 1,302,189 shares were issuable upon the exercise of outstanding stock options; 400,000 shares of Common Stock were reserved for issuance under the employee stock purchase plan, of which 246,985 shares have been issued; and 25,000 shares of Common Stock were reserved for issuance under the restricted stock plan, of which no shares have been issued. We have filed registration statements on Form S-8 under the Securities Act to register shares of Common Stock issuable pursuant to certain of our stock option plans (our 1996 Stock Option Plan, 1996 Time Accelerated Restricted Stock Option Plan and 1996 Directors Stock Option Plan), our 1997 Employee Stock Purchase Plan and our 1999 Restricted Stock Plan. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates.

On February 25, 2003, our Board of Directors approved an amendment to the 1996 Directors Stock Option Plan to increase the total number of shares available for grant by 75,000, which would mean that a total of 260,000 would be available for issuance. The amendment has been submitted to our shareholders for approval and will not be effective absent shareholder approval. Concurrently with its approval of the amendment to the 1996 Directors Stock Option Plan, our Board of Directors approved amendments to the 1996 Time Accelerated Restricted Stock Option Plan and 1996 Affiliate Stock Option Plan, to among other things, prohibit future option grants under those plans, except for options for 9,369 shares expected to be granted in July 2003 in connection with the Company’s offer to Exchange dated December 2, 2002, as amended by amendments dated December 18, 2002 and January 3, 2003. As a result, 74,531 of the shares of Common Stock previously reserved for issuance under those plans are no longer reserved for that purpose.

Registration Rights

The holders of 2,736,258 shares of Common Stock have the right under certain circumstances to require us to register their shares under the Securities Act for resale to the public, and holders of approximately 3,291,540 shares have the right under certain circumstances and subject to certain conditions to include their shares in a registration statement filed by us.

Shelf Registration for Future Affiliations

The 750,000 shares of Common Stock issuable pursuant to this Offering generally will be eligible for resale after their issuance as follows: (i) for non-affiliates of the businesses we acquire, without restriction; and (ii) for affiliates of the businesses we acquire, subject to compliance with the volume and manner-of-sale restrictions of Rule 145, unless in each case we contractually restrict their resale. We anticipate that the persons acquiring shares of Common Stock in business combination transactions pursuant to this Offering will be contractually required to hold all or some portion of the Common Stock for some period of time. See “Shares Eligible for Future Sale.”

PLAN OF DISTRIBUTION

The Company

This prospectus covers the offer and sale of up to 750,000 shares of Common Stock and up to $25,000,000 aggregate principal amount of Subordinated Notes, which we may issue from time to time in connection with the future direct and indirect affiliations or acquisitions of other businesses, properties, or securities in acquisition or affiliation transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act or as otherwise permitted under the Securities Act.

We expect that the terms upon which we may issue the Common Stock and/or the Subordinated Notes in acquisition or affiliation transactions will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets are to be acquired, including the rates of interest for the Subordinated Notes. We expect that the Common Stock issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated. The Subordinated Notes will be unsecured debt obligations of us, subordinated to all Senior Indebtedness, payable over seven years and on parity with all other Subordinated Notes (whether currently outstanding or hereafter issued).

General

All expenses of this Offering will be paid by us. No underwriting discounts or commissions will be paid in connection with our issuance of shares of Common Stock and/or Subordinated Notes in acquisition or affiliation transactions, although finder’s fees may be paid with respect to specific transactions. Any person receiving a finder’s fee may be deemed to be an Underwriter within the meaning of the Securities Act.

The shares of Common Stock offered hereunder will be tradeable on the Nasdaq National Market, but such shares may be subject to certain contractual holding period restrictions as described above. At present, there is no market for the Subordinated Notes, and it is not anticipated that a market for the Subordinated Notes will develop in the foreseeable future. In addition, the acquisition agreements to be entered into in connection with the acquisition or affiliation transactions will set forth restrictions with respect to the transfer of the Subordinated Notes.

VALIDITY OF SECURITIES

The validity of the securities offered hereby has been passed upon for us by Baker & Hostetler LLP, Columbus, Ohio. Gary A. Wadman, a partner of Baker & Hostetler LLP, is our Secretary.

EXPERTS

The consolidated financial statements of American Dental Partners, Inc. as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Index to Financial Statements

Page
Consolidated Financial Statements

Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of December 31, 2001 and 2002	F-3

Consolidated Statements of Income for the Years Ended December 31, 2000, 2001 and 2002	F-4

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2000, 2001 and 2002	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002	F-6

Notes to Consolidated Financial Statements	F-7

Financial Statement Schedules

Not applicable.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

American Dental Partners, Inc.:

We have audited the accompanying consolidated balance sheets of American Dental Partners, Inc. (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Dental Partners, Inc. as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Boston, Massachusetts

February 25, 2003

AMERICAN DENTAL PARTNERS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2001	2002
ASSETS
Current assets:
Cash and cash equivalents	$1,540	$844
Accounts receivable	250	824
Receivables due from affiliated dental groups	19,366	17,631
Income taxes receivable	821	—
Inventories	1,816	1,963
Prepaid expenses and other receivables	1,972	1,964
Deferred income taxes	486	624

Total current assets	26,251	23,850

Property and equipment, net	29,605	31,925

Non-current assets:
Goodwill, net	2,704	5,045
Intangible assets, net	85,146	83,575
Other assets	629	620

Total non-current assets	88,479	89,240

Total assets	$144,335	$145,015

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,608	$7,959
Accrued compensation, benefits and taxes	3,686	4,286
Accrued expenses	3,981	3,675
Accrued special charges	256	—
Current maturities of debt	1,597	1,586

Total current liabilities	17,128	17,506

Non-current liabilities:
Long-term debt	54,840	49,677
Deferred income taxes	10,324	10,566
Other liabilities	267	350

Total non-current liabilities	65,431	60,593

Total liabilities	82,559	78,099

Stockholders’ Equity:
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, par value $0.01 per share, 25,000,000 shares authorized, 7,754,893 and 7,836,572 shares issued and 7,172,393 and 7,254,072 shares outstanding	78	78
Additional paid-in capital	47,606	48,039
Retained earnings	17,966	22,673
Treasury stock, at cost, 582,500 shares	(3,874)	(3,874)

Total stockholders’ equity	61,776	66,916

Commitments and contingencies
Total liabilities and stockholders’ equity	$144,335	$145,015

See accompanying notes to consolidated financial statements.

AMERICAN DENTAL PARTNERS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Years Ended December 31,
	2000	2001	2002
Net revenue	$137,702	$141,552	$146,810

Operating expenses:
Salaries and benefits	62,193	64,483	65,762
Lab fees and dental supplies	21,078	22,681	24,164
Office occupancy	14,784	16,669	18,314
Other operating expenses	10,990	12,370	13,094
General corporate expenses	5,364	5,660	5,859
Depreciation	4,708	5,088	4,990
Amortization of goodwill and intangible assets	3,822	3,955	4,047
Special charges	—	844	(26)

Total operating expenses	122,939	131,750	136,204

Earnings from operations	14,763	9,802	10,606
Interest expense, net	4,378	4,295	2,947

Earnings before income taxes	10,385	5,507	7,659
Income taxes	4,216	2,236	2,952

Net earnings	$6,169	$3,271	$4,707

Net earnings per common share:
Basic	$0.87	$0.46	$0.65

Diluted	$0.84	$0.45	$0.63

Weighted average common shares outstanding:
Basic	7,119	7,183	7,222

Diluted	7,320	7,343	7,451

See accompanying notes to consolidated financial statements.

AMERICAN DENTAL PARTNERS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(in thousands)

	Number of Shares
	Common Stock Issued	Common Stock In Treasury	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock at Cost	Total Stockholders’ Equity
Balance at December 31, 1999	7,537	(430)	$75	$46,584	$8,526	$(2,956)	$52,229
Issuance of common stock for employee stock purchase plan	64	—	1	375	—	—	376
Repurchase of common stock	—	(40)	—	—	—	(288)	(288)
Net earnings	—	—	—	—	6,169	—	6,169

Balance at December 31, 2000	7,601	(470)	76	46,959	14,695	(3,244)	58,486
Issuance of common stock for employee stock purchase plan	62	—	—	283	—	—	283
Issuance of common stock for exercised stock options, including tax benefit of $262	92	—	2	364	—	—	366
Repurchase of common stock	—	(112)	—	—	—	(630)	(630)
Net earnings	—	—	—	—	3,271	—	3,271

Balance at December 31, 2001	7,755	(582)	78	47,606	17,966	(3,874)	61,776
Issuance of common stock for employee stock purchase plan	56	—	—	239	—	—	239
Issuance of common stock for exercised stock options, including tax benefit of $21	26	—	—	194	—	—	194
Net earnings	—	—	—	—	4,707	—	4,707

Balance at December 31, 2002	7,837	(582)	$78	$48,039	$22,673	$(3,874)	$66,916

See accompanying notes to consolidated financial statements.

AMERICAN DENTAL PARTNERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net earnings	$6,169	$3,271	$4,707
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	4,708	5,088	4,990
Amortization of goodwill and intangible assets	3,822	3,955	4,047
Other amortization	156	229	232
Deferred income taxes	183	685	147
(Gain) loss on disposal of property and equipment	(4)	147	(21)
Changes in assets and liabilities, net of acquisitions and affiliations:
Accounts receivable	39	(18)	(11)
Receivables due from affiliated dental groups	(7,889)	(2,273)	2,055
Other current assets	717	(74)	32
Accounts payable and accrued expenses	2,026	109	(73)
Accrued compensation, benefits and taxes	115	(879)	341
Accrued special charges	—	291	(256)
Income taxes payable and receivable, net	161	(304)	850

Net cash provided by operating activities	10,203	10,227	17,040

Cash flows from investing activities:
Acquisitions and affiliations, net of cash acquired	(14,912)	(1,053)	(6,269)
Capital expenditures, net	(9,391)	(6,801)	(5,607)
Contingent and deferred payments	(501)	(530)	(163)
Proceeds from the sale of property and equipment	641	—	—
Other	(1,088)	24	(376)

Net cash used for investing activities	(25,251)	(8,360)	(12,415)

Cash flows from financing activities:
Borrowings under (repayments of) revolving line of credit, net	15,560	1,100	(3,827)
Repayment of borrowings	(1,645)	(1,656)	(1,906)
Common stock issued for the employee stock purchase plan	376	283	239
Proceeds from the exercise of stock options	—	104	173
Repurchase of common stock	(288)	(630)	—
Payment of debt issuance costs	(808)	—	—

Net cash provided by (used for) financing activities	13,195	(799)	(5,321)

Increase (decrease) in cash and cash equivalents	(1,853)	1,068	(696)
Cash and cash equivalents at beginning of year	2,325	472	1,540

Cash and cash equivalents at end of year	$472	$1,540	$844

Supplemental disclosure of cash flow information:
Cash paid during the year for interest, net	$3,996	$4,081	$2,790

Cash paid during the year for income taxes, net	$3,866	$2,347	$2,224

Acquisitions and affiliations:
Assets acquired	$17,714	$1,149	$8,281
Liabilities assumed and issued	(2,802)	(96)	(1,851)

Cash paid	14,912	1,053	6,430
Less cash acquired	—	—	(161)

Net cash paid for acquisitions and affiliations	$14,912	$1,053	$6,269

See accompanying notes to consolidated financial statements.

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2000, 2001 and 2002

(1) Description of Business

American Dental Partners, Inc. (the “Company”) was formed in December 1995 to provide business services to dental groups and commenced operations in January 1996. The Company acquires selected assets of the dental practices with which it affiliates and enters into long-term service agreements with these affiliated dental groups. The Company provides all services necessary for the administration of the non-clinical aspects of the dental operations. Services provided to the affiliated dental groups include providing assistance with organizational planning and development; recruiting, retention and training programs; quality assurance initiatives; facilities development and management; employee benefits administration; procurement; information systems; marketing and payor relations; and financial planning, reporting and analysis. The Company operates in one segment.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. The Company does not own any interests in or control the activities of the affiliated dental groups. Accordingly, the consolidated financial statements of the affiliated dental groups are not consolidated with those of the Company.

Certain reclassifications have been made to the consolidated financial statements for the years ended December 31, 2000 and 2001 in order to conform to the December 31, 2002 presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company’s carrying amount of receivables due from affiliated dental groups requires management to make estimates and assumptions and affiliations regarding the collectability of fees from affiliates that affect the consolidated financial statements. The Company’s business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that the Company will incur. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The Company believes the carrying amount of cash and cash equivalents, accounts receivable, receivables due from affiliated dental groups, accounts payable and accrued expenses approximate fair value because of the short-term nature of these items. The carrying amount of long-term debt approximates fair value because the interest rates approximate rates at which similar types of borrowing arrangements could be obtained by the Company.

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

Net Revenue

The Company’s net revenue represents primarily reimbursement of expenses and fees charged to affiliated dental groups pursuant to the terms of the service agreements. Under such agreements, the affiliated dental groups reimburse the Company for actual expenses incurred on their behalf in connection with the operation and administration of the dental facilities and pay fees to the Company for its business services. Under certain service agreements, the Company’s service fee consists of a variable monthly fee which is based upon a specified percentage of the amount by which the PC’s adjusted gross revenue exceeds expenses incurred in connection with the operation and administration of the dental facilities. Under certain service agreements, the Company’s service fees consist of a fixed monthly fee and an additional variable fee. To the extent that there is operating income after payment of the fixed monthly fee, reimbursement of expenses incurred in connection with the operation and administration of the dental facilities and payment of provider expenses, an additional variable fee is paid to the Company in the amount of such excess up to budgeted operating income and a percentage of such excess over budgeted operating income. Under certain service agreements, the Company’s service fee consists entirely of a fixed monthly fee. The fixed monthly fees are determined by agreement of the Company and the affiliated dental groups in a formal budgeting process. Additionally, the Company’s net revenue includes amounts from dental benefit providers related to the arrangement of the provision of care to patients and dental laboratory fees.

During 2002, the Company changed its revenue presentation for certain contractual arrangements related to the provision of care to patients from gross to net. The Company reclassified the amounts reported in 2000 and 2001 to conform to the current year presentation. Net income was not impacted by this reclassification. The reclassification reduced revenue and salaries and benefits by $5,942,000 and $5,858,000 for the years ended December 31, 2000 and 2001 respectively.

Inventories

Inventories consist primarily of dental supplies and are stated at the lower of cost or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the related assets which are 30-40 years for buildings, 3-12 years for equipment and 5-7 years for furniture and fixtures.

Property and equipment under capital leases are stated at the present value of minimum lease payments at inception of the lease. Equipment held under capital leases and leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. Amortization of assets subject to capital leases is included in depreciation expense.

Goodwill and Intangible Assets

Goodwill results from the excess of the purchase price of an acquisition over the estimated fair value of the tangible and intangible assets acquired and liabilities assumed. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which the Company adopted as of January 1, 2002, we no longer amortize goodwill. This resulted in the reduction of amortization expense in 2002 of $130,000. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 25 years, with accumulated amortization of $564,000 at December 31, 2001.

Upon the adoption of SFAS No. 142, the Company performed a transitional impairment test on goodwill and concluded that there was no impairment as of January 1, 2002. Currently, management performs an impairment test on goodwill on an annual basis or on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. The Company determines impairment by comparing the fair value to the carrying value of the reporting units. We determine the fair value of each reporting unit based on discounted future cash flows using a discount rate reflecting the Company’s average cost of funds. If impairment were determined, an appropriate adjustment to goodwill to reduce the asset’s carrying value would be made. The Company has not recorded any impairment charges on goodwill as of December 31, 2002.

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

Had the Company adopted SFAS No.142 as of January 1, 2000, the pro forma effects on net earnings and earnings per share for the Company for the years ended December 31, 2000 and 2001 is as follows (in thousands, except per share amounts):

	2000	2001
Net earnings as reported	$6,169	$3,271
Add back: Goodwill amortization expense, net tax effect	78	76

Adjusted net earnings	$6,247	$3,347

Basic earnings per share, as reported	$0.87	$0.46
Add back: Goodwill amortization expense, net tax effect	0.01	0.01

Pro forma basic earnings per share	$0.88	$0.47

Diluted earnings per share, as reported	$0.84	$0.45
Add back: Goodwill amortization expense, net tax effect	0.01	0.01

Pro forma diluted earnings per share	$0.85	$0.46

Identifiable intangible assets result from service agreements with the affiliated dental groups and customer relationships from the acquisition of dental laboratories. The estimated fair value of the service agreements are the excess of the purchase price over the estimated fair value of the tangible assets acquired and liabilities assumed of dental practices. All intangible assets associated with service agreements are amortized on a straight-line basis, generally over 15 to 25 years. In the event a service agreement is terminated, the related affiliated dental group is generally required to purchase, at the Company’s option, the remaining unamortized balance of intangible assets at the current book value, as well as all related other assets associated with the affiliated dental group. Identifiable intangible assets associated with the acquisition of dental laboratories are amortized on a straight-line basis over 15 years.

Management performs an impairment test on definite lived intangible assets when facts and circumstances exist which would suggest that the intangible assets may be impaired. The Company reviews the undiscounted net cash flows of the asset to the carrying value of the intangible asset when performing the impairment test on the intangible assets. If impairment was determined, an appropriate adjustment to the intangible asset would be made to reduce the asset’s carrying value to fair value. Fair value is determined by calculating the projected discounted operating net cash flows of the asset using a discount rate reflecting the Company’s average cost of funds. The Company has not recorded any impairment charges or write-downs on definite lived intangibles as of December 31, 2002.

Intangible assets consisted of the following as of December 31, 2001 and 2002 (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
2001
Service agreements	$98,250	$(13,104)	$85,146

Total intangible assets	$98,250	$(13,104)	$85,146

2002
Service agreements	$100,521	$(17,142)	$83,379
Customer relationships	205	(9)	196

Total intangible assets	$100,726	$(17,151)	$83,575

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

Intangible amortization expense for 2000, 2001 and 2002 was $3,689,000, $3,827,000 and $4,047,000, respectively. Estimated amortization expense for each of the five succeeding fiscal years is $4,076,000 in 2002, 2003 and 2004, and $4,070,000 in 2006 and 2007.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the consolidated financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of changes in the tax rate is recognized in operations in the period that includes the enactment date.

Stock Option Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment to FASB Statement No. 123,” allows companies to recognize expense for the fair value of stock-based awards or to continue to apply the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and disclose the effects of SFAS No. 123 as if the fair-value-based method defined in SFAS No. 123 had been applied. Under APB Opinion No. 25, compensation expense is recognized only if on the measurement date the fair value of the underlying stock exceeds the exercise price. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 and No. 148.

The following table shows the Company’s pro forma net earnings and earnings per share if the company had accounted for stock options under SFAS No. 123 (in thousands, except per share amounts) for the years ended December 31:

	2000	2001	2002
Net earnings, as reported	$6,169	$3,271	$4,707
Deduct: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(322)	(419)	(541)

Pro forma net earnings	$5,847	$2,852	$4,166

Earnings per share:
Basic, as reported	$0.87	$0.46	$0.65

Basic, pro forma	$0.82	$0.40	$0.58

Diluted, as reported	$0.84	$0.45	$0.63

Diluted, pro forma	$0.80	$0.39	$0.56

Earnings Per Share

Earnings per share are computed based on SFAS No. 128, “Earnings per Share.” SFAS No. 128 requires presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”) by all entities that have publicly traded common stock or potential common stock (options, warrants, convertible securities or contingent stock arrangements). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings.

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” effective for fiscal years beginning May 15, 2002 or later that rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” and FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers.” This Statement amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to the sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company does not believe the impact of adopting Statement No. 145 will have a material impact on its consolidated financial statements.

In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Statement No. 146 is based on the fundamental principle that a liability for a cost associated with an exit or disposal activity should be recorded when it (1) is incurred, that is, when it meets the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements, and (2) can be measured at fair value. The principal reason for issuing Statement No. 146 is the Board’s belief that some liabilities for costs associated with exit or disposal activities that entities record under current accounting pronouncements, in particular EITF Issue 94-3, do not meet the definition of a liability. Statement No. 146 nullifies EITF Issue 94-3; thus, it will have a significant effect in practice because commitment to an exit or disposal plan no longer will be a sufficient basis for recording a liability for costs related to those activities. Statement No. 146 is effective for exit and disposal activities initiated after December 31, 2002. An entity would continue to apply the provisions of EITF Issue 94-3 to an exit activity that it initiated under an exit plan that met the criteria of EITF Issue 94-3 before the entity initially applied Statement No. 146. The Company does not believe that the adoption of this statement on January 1, 2003 will have a material impact on its consolidated financial statements.

In October 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123.” Statement No. 148 provides alternative transition methods for a voluntary change of accounting for stock-based employee compensation to the fair value method. Statement No. 148 also amends the disclosure requirements of Statement No. 123 in annual and interim financial statements about the method of accounting for stock-based compensation and the effect on reported results. Statement No. 148 is effective for fiscal years ending after December 15, 2002. The Company’s consolidated financial statements as of December 31, 2002 include the additional disclosures required by this statement.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002, with disclosure requirements effective for interim or annual periods ending after December 15, 2002. This Interpretation is not expected to have a material effect on its consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” Interpretation No. 46 clarifies Accounting Research Bulletin No. 51, “Consolidated Financial Statements” related to whether companies should consolidate certain entities, called variable interest entities, for which there is no controlling financial interest but have characteristics of a controlling financial interest in place, called a variable interest. Interpretation No. 46 is effective immediately for variable interest entities created after January 31, 2003 and for interim periods beginning after June 15, 2003 for which a variable interest was in place prior to February 1, 2003. The Company is currently assessing the impact of this interpretation on its consolidated financial statements.

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

(3) Accounts Receivable and Net Revenue

Accounts Receivable

Accounts receivable represent amounts due from dental benefit providers related to the arrangement of the provision of care to patients and dental laboratory fees to third parties.

Receivables Due From Affiliated Dental Groups

Receivables due from affiliated dental groups represent amounts due pursuant to the terms of the service agreements as described below.

Adjusted Gross Revenue—Affiliated Dental Groups

The affiliated dental groups record revenue at established rates reduced by contractual adjustments and allowances for doubtful accounts to arrive at adjusted gross revenue. Contractual adjustments represent the difference between gross billable charges at established rates and the portion of those charges reimbursed pursuant to certain dental benefit plan provider contracts.

The Company does not consolidate the financial statements of its affiliated dental groups with those of the Company. The adjusted gross revenue and amounts retained by the affiliated dental groups in total and that of our largest affiliate, Park Dental, are presented below for illustrative purposes only for the years ended December 31, 2000, 2001 and 2002 (in thousands):

	2000		2001		2002
	Park Dental	All Affiliated Groups	Park Dental	All Affiliated Groups	Park Dental	All Affiliated Groups
Adjusted gross revenue-affiliated dental groups (unaudited)	$61,352	$194,572	$63,729	$207,736	$63,787	$217,020
Amounts retained by affiliated dental groups (unaudited)	14,936	62,020	15,693	71,090	16,701	76,971

Net revenue earned by the Company under service agreements	$46,416	$132,552	$48,036	$136,646	$47,086	$140,049

Net Revenue

For the years ended December 31, 2000, 2001 and 2002, net revenue consisted of the following (in thousands):

	2000	2001	2002
Reimbursement of expenses:
Clinic salaries and benefits	$51,188	$53,730	$53,184
Lab and dental supplies	21,078	22,681	23,923
Office occupancy	13,623	15,539	16,968
Depreciation expense	4,004	4,304	4,174
Other operating expenses	9,046	10,254	10,751

Total reimbursement of expenses	98,939	106,508	109,000
Business service fees	33,613	30,138	31,049

Business services provided to affiliated dental groups	132,552	136,646	140,049
Revenue related to the arrangement of the provision of care to patients, dental laboratory fees and other	5,150	4,906	6,761

Total net revenue	$137,702	$141,552	$146,810

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

Net revenue from the Company’s service agreement with Park Dental represented approximately 34%, 34%, and 32% of its consolidated net revenue for the year ended 2000, 2001 and 2002, respectively. No other service agreement or customers related to other revenue accounted for 10% or greater of consolidated net revenue.

(4) Special Charges and Other Unusual Expenses

Special Charges

In January 2001, three of the Company’s affiliated dental groups, Associated Dental Care Providers, Park Dental, and University Dental Associates, received notices of contract terminations from Cigna Dental, and Associated Dental Care Providers received a notice of contract termination from Protective Life Corporation. These affiliated dental groups subsequently received proposals from Cigna Dental and Protective Life to continue as dental care providers but on financial terms that were materially different from their existing agreements. These groups chose not to continue as participants in the dental plans offered by Cigna Dental and Protective Life and the three Cigna Dental contracts terminated as follows: (i) July 31, 2001 for Park Dental; (ii) March 31, 2001 for University Dental Associates and (iii) March 31, 2001 for Associated Dental Care Providers. The Protective Life contract terminated April 8, 2001 for Associated Dental Care Providers. These contracts represented approximately $24,100,000 of affiliate adjusted gross revenue in 2000.

The Company believes the contract terminations should have minimal long-term impact on Park Dental and University Dental Associates. However, given that several of the Company’s offices in Phoenix were acquired from Cigna Dental and previously operated by Cigna Dental as staff model dental practices, Associated Dental’s financial performance was heavily dependent upon its contract with Cigna Dental. As a result, Associated Dental and the Company took decisive action to bring costs in line with expected financial performance. Specifically, Associated Dental and the Company decided to close three dental offices and to operate others on less than a full time schedule. In addition, the Company made various changes to its management structure, including a consolidation of its administrative resource centers. The Company and Associated Dental notified 43 employees prior to March 31, 2001 of their termination. The Company and Associated Dental provided severance to 26 of the 43 employees, comprised of 14 clinical staff, six dentists and six administrative positions; the remaining 17 employees were not eligible for severance. Severance was provided based on length of employment and continued employment through the separation date. The Company also accrued for certain provisions for facility closure costs, consisting primarily of lease exit costs, abandoned leasehold improvements and computer and dental equipment. Total special charges recorded in the first quarter of 2001 were $1,004,000.

During the fourth quarter of 2001, the Company reversed $160,000 of special charges. This resulted from the Company negotiating a lump sum buyout on two facility leases and severance payouts being less than anticipated. During the fourth quarter of 2002, the Company reversed an additional $26,000 of special charges. This mainly resulted from a forbearance of a facility lease. There was no balance remaining as of December 31, 2002.

The following table summarizes the recorded accruals and uses of the above special charges:

	Facility Closures	Reduction in Work Force	Patient Communication and Other	Total
Balance as of December 31, 2000	$—	$—	$—	$—
New charges	540,000	425,000	39,000	1,004,000
Non-cash items	(35,000)	—	—	(35,000)
Cash payments	(222,000)	(267,000)	(64,000)	(553,000)
Reversal of charges	(77,000)	(83,000)	—	(160,000)
Other adjustments	—	(25,000)	25,000	—

Balance as of December 31, 2001	206,000	50,000	—	256,000
Cash payments	(174,000)	(56,000)	—	(230,000)
Reversal of charges	(32,000)	6,000	—	(26,000)

Balance as of December 31, 2002	$—	$—	$—	$—

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

Other Unusual Expenses

In the first quarter of 2001, in addition to the special charges described above, the Company accrued $470,000 for other unusual expenses. These costs included $143,000 for patient communication costs and deinstallation costs for certain computer equipment and $327,000 for management restructuring and relocation. During the fourth quarter of 2001, the Company reversed $131,000 of unusual expenses. This resulted from the deinstallation costs being less than anticipated and a relocation not occurring within the period anticipated by the Company. For the year ended December 31, 2001, $147,000 of these unusual costs were included in other operating expenses and $192,000 were included in general corporate expenses in the Company’s consolidated statement of operations.

(5) Acquisitions and Affiliations

During the year ended December 31, 2001, the Company acquired selected assets of three dental practices that joined existing affiliates. The aggregate purchase price paid in connection with these transactions consisted of approximately $1,053,000 million in cash, $70,000 in subordinated promissory notes and $25,000 in deferred payments. All transactions completed in 2001 are referred to as the “2001 Transactions.”

During the year ended December 31, 2002, the Company acquired selected assets of four dental practices that joined existing affiliates. Also, we acquired the outstanding stock of a dental laboratory and the selected assets of a second dental laboratory. All transactions completed in 2002 are referred to as “2002 Transactions”. The aggregate purchase price paid in connection with these transactions consisted of approximately $6,430,000 in cash, $556,000 in subordinated promissory notes, $265,000 in deferred payments and a future contingent payment for one affiliation based on a multiple of earnings before interest and taxes in excess of a predetermined threshold for the year ending December 31, 2004

The 2001 and 2002 Transactions are as follows:

Date	Affiliation/Acquisition	Location(s)
January 2001	Daniel V. Dracup, D.D.S.	Buffalo, NY
June 2001	Southern Tier Dental	Boston, Buffalo and Holland, NY
September 2001	Mark J. Wanezek, D.D.S.	Milwaukee, WI
January 2002	James Swiencicki, D.D.S.	Williamsville, NY
April 2002	T.R. Andrews, D.D.S.	Phoenix, AZ
May 2002	Voss Dental Lab, Inc.	Buffalo, NY
June 2002	Genco’s Tooth Factory, Inc.	Buffalo, NY
August 2002	1st Advantage Dental Management, LLC	Massachusetts, New York, Vermont
November 2002	Ronald D. Giordan, D.D.S.	Glendale, AZ

The accompanying consolidated financial statements include the results of operations under the service agreements and dental laboratories from the date of acquisition or affiliation. The excess of the purchase price associated with all of the 2001 and 2002 Transactions over the estimated fair value of net assets acquired and assumed has been recorded as goodwill and intangible assets which are summarized as follows (in thousands):

	2001	2002
Total consideration paid	$1,148	$7,251
Fair value of net tangible assets acquired and assumed	172	2,498

Excess of consideration paid over the fair value of net tangible assets acquired	$976	$4,753

Goodwill	$—	$2,341
Intangible assets	976	2,412

	$976	$4,753

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

(6) Property and Equipment

Property and equipment consisted of the following at December 31 (in thousands):

	2001	2002
Land, buildings and leasehold improvements	$23,533	$26,769
Equipment	21,551	25,130
Furniture and fixtures	6,344	6,854

Total property and equipment	51,428	58,753
Less accumulated depreciation	(21,823)	(26,828)

Property and equipment, net	$29,605	$31,925

The Company is obligated under non-cancelable operating leases for premises and equipment expiring in various years through the year 2014. Rent expense for the years ended December 31, 2000, 2001 and 2002 amounted to $11,418,000, $13,071,000 and $14,291,000 respectively, of which $10,601,000, $12,171,000 and $13,276,000 were reimbursed under service agreements. The Company has several leases with stockholders that were assumed in connection with its affiliation transactions. Such amounts are generally reimbursed pursuant to the terms of the service agreements.

Minimum future rental payments under non-cancelable operating leases and amounts to be reimbursed under service agreements as of December 31, 2002 are as follows (in thousands):

	Total Amount Due	Amount to be Reimbursed Under Service Agreements	Net Amount
2003	$11,259	$10,417	$842
2004	10,173	9,548	625
2005	9,151	8,667	484
2006	6,858	6,486	372
2007	5,688	5,557	131
Thereafter	21,944	21,756	188

Total minimum lease payments	$65,073	$62,431	$2,642

(7) Income Taxes

Income tax expense for the years ended December 31 consists of the following (in thousands):

	2000	2001	2002
Current:
Federal	$3,347	$1,187	$2,270
State	686	366	536

	4,033	1,553	2,806

Deferred:
Federal	154	636	38
State	29	47	108

	183	683	146

Total income taxes	$4,216	$2,236	$2,952

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of December 31 are as follows (in thousands):

	2001	2002
Deferred tax assets:
Operating loss and other carryforwards	$283	$473
Property and equipment	454	802
Organization and start-up costs	272	147
Accrued expenses and other liabilities	635	666

Gross deferred tax assets	1,644	2,088
Net valuation allowance	(176)	(473)

Net deferred tax assets	1,468	1,615

Deferred tax liabilities:
Intangibles	(11,281)	(11,557)
Other	(25)	—

Total deferred tax liabilities	(11,306)	(11,557)

Net deferred tax liabilities	$(9,838)	$(9,942)

The valuation allowance for deferred tax assets was $176,000 and $473,000 as of December 31, 2001 and 2002, respectively. The increase in the valuation allowance for the years ended December 31, 2001 and 2002 was $136,000 and $297,000, respectively.

Tax benefits associated with tax deductions for stock option exercises were credited to additional paid-in capital in the amounts of $262,000 and $21,000 for years ended December 2001 and 2002, respectively.

The net deferred tax assets and liabilities consisted of the following at December 31 (in thousands):

	2001			2002
	Federal	State	Total	Federal	State	Total
Deferred tax assets:
Current	$387	$99	$486	$499	$125	$624
Non-current	608	374	982	746	245	991

Total deferred tax assets	995	473	1,468	1,245	370	1,615

Deferred tax liabilities:
Current	—	—	—	—	—	—
Non-current	(9,118)	(2,188)	(11,306)	(9,269)	(2,288)	(11,557)

Total deferred tax liabilities	(9,118)	(2,188)	(11,306)	(9,269)	(2,288)	(11,557)

Net deferred tax liabilities	$(8,123)	$(1,715)	$(9,838)	$(8,024)	$(1,918)	$(9,942)

At December 31, 2001 and 2002, the Company had net operating loss carryforwards for state income tax purposes of approximately $6,156,000 and $9,676,000 respectively. The 2002 carryforwards will expire as follows: $307,000 in 2004, $718,000 in 2005, $2,692,000 in 2006, $1,275,000 in 2007, and $4,684,000 cumulatively thereafter through 2022.

The following table reconciles the Federal statutory income tax rate to the Company’s effective income tax rate for the years ended December 31:

	2000	2001	2002
Income taxes at Federal statutory rate	35.0%	35.0%	35.0%
Differential due to graduated rate	(0.8)	(0.6)	(0.9)
State taxes, net of Federal benefit	4.5	4.9	5.4
Other permanent differences	1.9	1.3	(1.0)

Effective income tax rate	40.6%	40.6%	38.5%

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

(8) Debt

Long-term debt and capital lease obligations consist of the following at December 31 (in thousands):

	2001	2002
Revolving line of credit advances, collateralized by substantially all assets of the Company, LIBOR-based and prime interest rates ranging from approximately 3.9% to 4.8%	$50,157	$46,330
Mortgages payable, secured, interest rate of 8% payable in installments through 2015	326	304
Note payable, unsecured, interest rate of 5% payable in installments, maturing in 2004	22	16
Subordinated notes payable to stockholders and former owners, bearing interest at 7%, maturing through 2009	5,901	4,611
Capital lease obligations	31	2

Total long-term debt and capital lease obligations	56,437	51,263
Less current maturities	1,597	1,586

Long-term debt and capital lease obligations, excluding current maturities	$54,840	$49,677

Annual maturities of long-term debt and future minimum lease payments under capital leases as of December 31, 2002 are as follows (in thousands):

	Long-term Debt	Capital Leases
2003	$1,586	$2
2004	47,589	—
2005	875	—
2006	577	—
2007	304	—
Thereafter	330	—

Total payments	$51,261	2

Less amounts representing interest		—

Total obligations under capital leases		$2

Revolving Line of Credit

The Company has a $75 million credit facility that is being used for general corporate purposes, including affiliations and capital expenditures. Borrowings under this line of credit bear interest at either prime or LIBOR plus a margin, at our option. The margin is based upon our debt coverage ratio and ranges from 0.00% to 0.75% for prime loans and 1.75% to 2.75% for LIBOR loans. In addition, we pay a commitment fee which ranges from 0.25% to 0.375% of the average daily balance of the unused line. Borrowings are limited to an availability formula based on adjusted EBITDA. The credit facility is secured by a first lien on substantially all of our assets, including a pledge of the stock of our subsidiaries. We are also required to comply with certain financial and other covenants. The line of credit matures in July 2004. The outstanding balance under this line as of December 31, 2002 was $46,330,000. The unused balance at December 31, 2002 was $28,670,000 and based on borrowing covenants $10,644,000 was available for borrowing.

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

(9) Related Party Transactions

The Company affiliated with PDHC, Ltd. (“Park”) in 1996 and Innovative Practice Concepts, Inc. (“IPC”) in 1998. As part of the consideration paid pursuant to these affiliations, the Company issued subordinated promissory notes to the former stockholders of Park and IPC in the aggregate principal amount of $2,000,000. Certain former stockholders of Park and IPC are current stockholders, director and officers of the Company. The aggregate principal balance outstanding to these stockholders, director and officers of the Company as of December 31, 2001 and 2002 was $402,000 and $203,000, respectively. These notes bear interest at 7% and mature through 2005.

In connection with the Park and IPC transactions, the Company entered into service agreements with two affiliated dental groups owned in part by these certain stockholders, a director and an officer of the Company. These service agreements are on substantially the same terms and conditions as all of the Company’s other service agreements. The aggregate net revenue earned by subsidiaries of the Company under the service agreements with these dental groups in 2000, 2001 and 2002 were $56,531,000, $53,293,000 and $51,395,000, respectively, of which $44,336,000, $43,941,000 and $41,000,000 were reimbursements for expenses incurred in connection with the operation and administration of the related dental facilities.

(10) Stockholders’ Equity

Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of Preferred Stock, $0.01 par value.

Preferred Stock may be issued in one or more series as determined by the Board of Directors without further stockholder approval, and the Board of Directors is authorized to fix and determine the terms, limitations and relative rights and preferences of such Preferred Stock, and to fix and determine the variations among series of Preferred Stock. Any new Preferred Stock issued would have priority over the Common Stock with respect to dividends and other distributions, including the distribution of assets upon liquidation and dissolution. Such Preferred Stock may be subject to repurchase or redemption by the Company. The Board of Directors, without stockholder approval, could issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock and the issuance of which could be used by the Board of Directors in defense of a hostile takeover of the Company. As of December 31, 2001 and 2002 there were no shares of Preferred Stock issued or outstanding.

Common Stock

The Company is authorized to issue up to 25,000,000 shares of Common Stock, $0.01 par value. As of December 31, 2001 7,754,893 shares were issued and 7,172,393 shares were outstanding. As of December 31, 2002, 7,836,572 shares were issued and 7,254,072 shares were outstanding.

Shelf Registration Statement

The Company has a Shelf Registration Statement on file with the Securities and Exchange Commission covering a total of 750,000 shares of Common Stock and $25,000,000 aggregate principal amount of subordinated promissory notes to be issued in connection with future dental practice affiliations and acquisitions. As of December 31, 2002, 679,878 shares and $20,110,900 of notes remain available for issuance under this Shelf Registration Statement.

Treasury Stock

On December 16, 1999, the Board of Directors authorized the Company to repurchase up to $5,000,000 of its Common Stock in the open market. Under this plan, the Company has repurchased 582,500 shares of its Common Stock through December 31, 2002 at a cost of $3,874,000. All treasury shares at December 31, 2002 are outstanding.

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

Dividend Restriction

The Company has not paid any cash dividends on its Common Stock and does not plan to pay any cash dividends on its Common Stock in the foreseeable future. Additionally, the terms of the Company’s revolving credit facility prohibit it from paying dividends or making other payments with respect to its Common Stock without the lenders’ consent.

(11) Stock Compensation Plans

1999 Restricted Stock Plan

The Company’s 1999 Restricted Stock Plan (the “Restricted Stock Plan”) provides for the grant of restricted shares of the Company’s Common Stock at a price equal to the par value of such shares ($0.01 per share). Restricted shares may be issued to key employees of the Company and shall be subject to such restrictions as the Board of Directors determines, including, but not limited to, time and performance restrictions. The maximum number of restricted shares which may be issued under the Restricted Stock Plan is 25,000, and as of December 31, 2002, there were no shares issued or outstanding under this Plan.

1996 Stock Option Plan

The Company’s 1996 Stock Option Plan, as amended (the “1996 Plan”), provides for the grant of stock options to key employees. The 1996 Plan permits the granting of options that qualify as incentive stock options and non-qualified options. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. Options granted pursuant to the 1996 Plan expire ten years after the date of grant. At December 31, 2002, options for a total of 1,476,583 shares were reserved for issuance and options for 1,073,273 shares were outstanding under this Plan.

1996 Time Accelerated Restricted Stock Option Plan

The Company’s 1996 Time Accelerated Restricted Stock Option Plan, as amended (“TARSOP Plan”), provides for the grant of stock options to key employees. Only non-qualified options may be granted pursuant to the TARSOP Plan. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. These options vest at the end of the ninth year, but are subject to accelerated vesting based on achievement of certain performance measures. At December 31, 2002, options for a total of 339,360 shares were reserved for issuance and options for 300,630 shares were outstanding under this Plan. All outstanding options to purchase such shares became exercisable at the completion of the IPO.

1996 Affiliate Stock Option Plan

The Company’s 1996 Affiliate Stock Option Plan, as amended (the “Affiliate Plan”), provides for the grant of stock options to certain persons associated with the affiliated dental groups. Only non-qualified options may be granted pursuant to the Affiliate Plan. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. Options granted pursuant to the Affiliate Plan expire ten years after the date of grant. At December 31, 2002, options for a total of 110,000 shares were reserved for issuance and options for 75,240 shares were outstanding under this Plan.

1996 Directors Stock Option Plan

The Company’s 1996 Directors Stock Option Plan, as amended (the “Directors Plan”), provides for the granting of options to outside directors. Only non-qualified options may be granted pursuant to the Directors Plan. The exercise price of such options is no less than the fair market value of the Common Stock at the time of grant. Options granted pursuant to the Directors Plan expire ten years after the date of grant. At December 31, 2002, options for a total of 185,000 shares were reserved for issuance and options for 114,800 shares were outstanding under this Plan.

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

1997 Employee Stock Purchase Plan

The 1997 Employee Stock Purchase Plan, as amended (the “Employee Stock Purchase Plan” or “ESPP”), enables eligible employees to purchase shares of Common Stock at a discount on a periodic basis through payroll deductions and is intended to meet the requirements of Section 423 of the Internal Revenue Code. Purchases occur at the end of option periods, each of six months’ duration. The purchase price of Common Stock under the ESPP is 85% of the lesser of the value of the Common Stock at the beginning or the end of the option period. Prior to each option period, participants may elect to have from 2% to 10% of their pay withheld and applied to the purchase of shares at the end of the option period. The ESPP imposes a maximum of $10,000 on the amount that may be withheld from any participant in any option period. A total of 400,000 shares of Common Stock has been reserved for issuance under the ESPP, of which 232,275 shares have been issued through 2002 and 14,710 shares were committed for issuance as of December 31, 2002.

Stock Option Activity

A summary of stock option activity under all the Company’s stock option plans for the years ended December 31, 2000, 2001 and 2002 follows:

	2000		2001		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,345,148	$8.66	1,578,310	$8.04	1,412,880	$7.95
Granted	432,420	7.03	226,373	7.62	206,350	8.15
Exercised	—	—	(91,756)	1.13	(25,907)	6.75
Cancelled	(199,258)	9.99	(300,047)	10.56	(29,380)	10.54

Outstanding at end of year	1,578,310	$8.04	1,412,880	$7.95	1,563,943	$7.95

Exercisable at end of year	967,939	$7.84	932,923	$8.23	1,052,684	$8.10

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.33	270,270	2.0	$0.33	270,270	$0.33
$ 4.78 – $ 7.13	354,222	7.7	7.01	161,103	7.03
$ 7.25 – $ 7.88	344,312	8.1	7.70	94,397	7.43
$ 8.11 – $12.50	235,110	5.1	9.14	166,885	9.29
$13.00 – $14.17	360,029	4.6	14.05	360,029	14.05

	1,563,943	5.7	$7.95	1,052,684	$8.10

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

Accounting for Stock Compensation Plans

The Company accounts for stock compensation plans in accordance with APB Opinion No. 25. Accordingly, no compensation expense has been recognized in the consolidated financial statements for stock compensation plans. Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company had accounted for its stock compensation plans under the fair value method. See Note 2 for pro forma information on its stock compensation plans. The fair value for these options and purchase rights granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31:

	2000		2001		2002
	Stock Options	ESPP	Stock Options	ESPP	Stock Options	ESPP
Risk-free interest rate	6.2%	6.2%	4.5%	4.6%	4.0%	1.5%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility	64%	67%	69%	73%	72%	70%
Expected life (years)	4.0	0.5	4.0	0.5	4.0	0.5
Weighted average fair value of options/purchase rights granted during the year	$3.81	$2.24	$4.20	$1.39	$4.61	$1.37

(12) Employee Retirement Benefit Plans

The Company has a Savings and Retirement Plan (401(k) Plan), adopted October 1, 1996, which is the Company’s principal defined contribution retirement plan. The plan provides for a match of up to 50% of the first 6% of an employee’s eligible compensation. Additionally, at December 31, 2002, the Company had two other defined contribution retirement plans which were acquired in connection with affiliation transactions. Total plan expense for the years ended December 31, 2000, 2001 and 2002 was $880,000, $804,000 and $667,000, respectively.

(13) Earnings Per Share

The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31 (in thousands, except per share amounts):

	2000	2001	2002
Basic Earnings Per Share:
Net earnings available to common stockholders	$6,169	$3,271	$4,707

Weighted average common shares outstanding	7,119	7,183	7,222

Net earnings per share	$0.87	$0.46	$0.65

Diluted Earnings Per Share:
Net earnings available to common stockholders	$6,169	$3,271	$4,707

Weighted average common shares outstanding	7,119	7,183	7,222
Add: Dilutive effect of options(1)	201	160	229

Weighted average common shares as adjusted	7,320	7,343	7,451

Net earnings per share	$0.84	$0.45	$0.63

(1)	In 2000, 2001 and 2002, 943,978, 756,362 and 435,680 options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

(14) Selected Quarterly Operating Results (unaudited)

The following table sets forth summary quarterly results of operations for the Company for the years ended December 31, 2001 and 2002 (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001
Net revenue(1)	$36,724	$35,120	$34,888	$34,820
Operating expenses(1)	34,869	32,250	32,512	32,119
Earnings from operations	1,855	2,870	2,376	2,701
Earnings before income taxes	568	1,729	1,334	1,876
Income taxes	201	718	543	774
Net earnings	$367	$1,011	$791	$1,102
Net earnings per share:
Basic	$0.05	$0.14	$0.11	$0.15
Diluted	$0.05	$0.14	$0.11	$0.15
Weighted average common shares outstanding:
Basic	7,179	7,218	7,162	7,171
Diluted	7,405	7,362	7,304	7,318

2002
Net revenue(1)	$35,305	$36,265	$37,465	$37,775
Operating expenses(1)	32,562	33,355	34,917	35,370
Earnings from operations	2,743	2,910	2,548	2,405
Earnings before income taxes	1,927	2,140	1,793	1,799
Income taxes	750	817	693	692
Net earnings	$1,177	$1,323	$1,100	$1,107
Net earnings per share:
Basic	$0.16	$0.18	$0.15	$0.15
Diluted	$0.16	$0.18	$0.15	$0.15
Weighted average common shares outstanding:
Basic	7,202	7,207	7,230	7,248
Diluted	7,381	7,461	7,460	7,494

(1)	In the third quarter of 2002, the Company changed its revenue presentation for certain contractual arrangements related to the provision of care to patients from gross to net. The Company has reclassified net revenue and operating expenses for 2001 and the first two quarters of 2002. Net income was not impacted by this reclassification.

(15) Subsequent Events

Tender Offer

In January 2003, the Company instituted a one-time stock option exchange program. This allowed employees to tender certain stock options for replacement options at current market value at an exchange ratio of 90%. The new stock options will be granted at least six months after tendered options have been cancelled at the then prevailing market price of the Company’s Common Stock. The total number of options tendered was 276,000, with the expected number of reissued options being 248,000. The Company will not record compensation expense as a result of the transaction.

AMERICAN DENTAL PARTNERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2000, 2001, and 2002

Affiliation

In January 2003, the Company signed a letter of intent to enter into an affiliation. As part of the affiliation the Company will enter into a 40-year service agreement. The aggregate purchase price to be paid in connection with this affiliation will consist of $4,305,000 in cash, $945,000 in subordinated promissory notes and a future contingent payment based on a multiple of earnings before interest and taxes in excess of a predetermined threshold for the twelve months subsequent to the closing date. The Company expects the transaction to be finalized in the second quarter of 2003.

No person has been authorized in connection with the offering made hereby to give any information or to make any representations not contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that the information contained herein is correct as of any date subsequent to the date hereof.

AMERICAN DENTAL PARTNERS, INC.

750,000 Shares of Common Stock

And

$25,000,000 Aggregate Principal

Amount of

Subordinated Promissory Notes

PROSPECTUS

April 8, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, as amended (the “DGCL”), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amount paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Article 6 of our Amended and Restated By-Laws, a copy of which is filed as Exhibit 3(b), contains certain indemnification provisions adopted pursuant to authority contained in Section 145 of the DGCL. The By-Laws provide for the indemnification of our officers, directors, employees, and agents against all expenses with respect to any judgments, fines, and amounts paid in settlement, or with respect to any threatened, pending, or completed action, suit, or proceeding to which they were or are parties or are threatened to be made parties by reason of acting in such capacities, provided that it is determined, either by a majority vote of a quorum of disinterested directors or by our stockholders or otherwise as provided in Section 6.4 of Article 6 of the By-Laws, that: (i) they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests; (ii) in any action, suit, or proceeding by or in the right of us, they were not, and have not been adjudicated to have been liable to us; and (iii) with respect to any criminal action or proceeding, that they had no reasonable cause to believe that their conduct was unlawful. Section 6.3 of Article 6 of the By-Laws provides that to the extent a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any such action, suit, or proceeding, he shall be indemnified against expenses actually and reasonably incurred in connection therewith. At present, there are no claims, actions, suits, or proceedings pending where indemnification would be required under these provisions, and we do not know of any threatened claims, actions, suits, or proceedings which may result in a request for such indemnification.

Under Section 145 of the Delaware Law and Section 6.7 of the By-Laws, we may purchase and maintain insurance on behalf of any person who is or was our director, officer, employee, or agent, or who, while serving in such capacity, is or was at our request, a director, officer, employee or agent of another corporation or legal entity or of an employee benefit plan, against liability asserted against or incurred by such person in any such capacity whether or not the corporation would have the power to provide indemnity under Section 145 or the By-Laws. We have purchased a liability policy to indemnify our officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions set forth in the policy.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

Article Ninth of our Second Amended and Restated Certificate of Incorporation, a copy of which is filed as Exhibit 3(a), eliminates personal liability of our directors and our stockholders for monetary damages for breach of fiduciary as a director to the maximum extent permitted by Section 102(b)(7) of the DGCL.

The underwriting agreement for our initial public offering (a form of which was filed as Exhibit 1 to our initial public offering Registration Statement) provides for indemnification of the Registrant’s directors and officers in certain circumstances. The indemnification provided for by the underwriters for our initial public offering is limited to matters arising in connection with this Registration Statement. Reference is made to paragraph eight of this underwriting agreement for information concerning indemnification undertaken among us and the underwriters.

The above discussion of our Certificate of Incorporation and By-Laws and of Section 145 of the DGCL is not intended to be exhaustive and is respectively qualified in its entirety by such Certificate of Incorporation, By-Laws and statutes.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index.

(b)	Financial Statement Schedules

Not applicable.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

(2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) Every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any lability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by the first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it becomes effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wakefield, Commonwealth of Massachusetts, on the 7th day of April, 2003.

AMERICAN DENTAL PARTNERS, INC.

By:	/s/ GREGORY A. SERRAO
Gregory A. Serrao Chairman, President and Chief Executive Officer

Pursuant to the requirement of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity In Which Signed	Date

/s/ GREGORY A. SERRAO Gregory A. Serrao	Chairman, President and Chief Executive Officer and Director (principal executive officer)	April 7, 2003

/s/ BREHT T. FEIGH Breht T. Feigh	Vice President – Chief Financial Officer and Treasurer (principal financial and accounting officer)	April 7, 2003

/s/ DR. ROBERT E. HUNTER* Dr. Robert E. Hunter	Director	April 7, 2003

/s/ JAMES T. KELLY* James T. Kelly	Director	April 7, 2003

/s/ MARTIN J. MANNION* Martin J. Mannion	Director	April 7, 2003

/s/ DERRILL W. REEVES* Derril W. Reeves	Director	April 7, 2003

/s/ DR. GREGORY T. SWENSON* Dr. Gregory T. Swenson	Director	April 7, 2003

*	The undersigned, Gregory A. Serrao, by signing his name hereto, does hereby execute this Post-Effective Amendment No. 7 to the Registration Statement on his own behalf personally and on behalf of each of the above-identified directors of the Registrant pursuant to the Powers of Attorney executed by such directors and included in the Copmany’s Registration Statement on Form S-4 (Registration No. 333-56941) filed on June 16, 1998 or filed with the Securities and Exchange Commission as exhibits to the Registration Statement.

/S/ GREGORY A. SERRAO Gregory A. Serrao

EXHIBIT INDEX

Exhibit Number		Exhibit Description

3	(a)	Second Amended and Restated Certificate of Incorporation of American Dental Partners, Inc.(1)

3	(b)	Amended and Restated By-laws of American Dental Partners, Inc.(2)

4	(a)	Form of Stock Certificate(1)

4	(b)	Form of Subordinated Promissory Note and Form of Subordination Agreement(3)

5		Opinion of Baker & Hostetler LLP(3)

10	(a)

Registration Rights Agreement dated January 8, 1996, among American Dental Partners, Inc., Summit Venture IV, L.P., Summit Investors III, L.P., Gregory A. Serrao, and others, as amended by Amendment to Registration Rights Agreement dated November 1, 1996(2)

10	(b)	American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan, as amended by Amendments No. 1, No. 2, No. 3 and No. 4(4)

10	(d)	Amendment No. 5 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan(5)

10	(e)	Amendment No. 6 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan(6)

10	(f)	American Dental Partners, Inc. 1996 Time Accelerated Stock Option Plan, as amended by Amendment No. 1(2)

10	(g)	American Dental Partners, Inc. Amended and Restated 1996 Affiliate Stock Option Plan, as amended by Amendments No.1, No. 2 and No. 3(4)

10	(h)	American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan, as amended by Amendments No. 1, No. 2, No. 3 and No. 4(4)

10	(i)	Amendment No. 5 to Amended and Restated 1996 Directors Stock Option Plan(6)

10	(j)	American Dental Partners, Inc. 1999 Restricted Stock Plan(7)

10	(k)	Amendment No. 1 to American Dental Partners, Inc. Amended and Restated 1999 Restricted Stock Plan(5)

10	(l)	Amended and Restated Employment and Non-Competition Agreement dated January 2, 2001, between American Dental Partners, Inc. and Gregory A. Serrao(8)

10	(m)	Amended and Restated Employment and Noncompetition Agreement dated May 15, 2001 between PDHC, Ltd. and Gregory T. Swenson, D.D.S.(9)

10	(n)	Registration Rights Agreement dated November 11, 1996, among American Dental Partners, Inc. and certain of its stockholders (the former stockholders of PDHC, Ltd.)(2)

10	(o)	Amended and Restated Service Agreement dated January 1, 1999, between PDHC, Ltd. and PDG, P.A.(10)

10	(p)

Second Amended and Restated Revolving Credit Agreement dated July 31, 2000, among American Dental Partners, Inc., the Lenders Party Thereto and Fleet National Bank as Agent and Sovereign Bank as Documentation Agent(11)

10	(q)	Registration Rights Agreement dated October 1, 1997, among American Dental Partners, Inc. and Karl H. Biewald, D.D.S. and Terri M. Lawler(2)

10	(r)	First Amendment to Amended and Restated Service Agreement dated January 1, 2002, between PDHC, Ltd. and PDG, P.A.(12)

10	(s)	Employment agreement dated August 1, 2002 between American Dental Partners, Inc. and Frank D’Allaird, D.D.S.(12).

12		Computation of Ratio of Earnings to Fixed Charges, filed herewith.

21		Subsidiaries of American Dental Partners, Inc.(12).

23	(a)	Consent of KPMG LLP, filed herewith.

23	(b)	Consent of Baker and Hostetler, LLP(3)

24		Power-of-Attorney for Robert E. Hunter, D.M.D., filed herewith.

(1)	Incorporated by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-39981) filed on December 31, 1997.
(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-39981) filed on November 12, 1997.
(3)	Incorporated by reference to the Company’s Registration Statement on Form S-4 (Registration No. 333-56941) filed on June 16, 1998.
(4)	Incorporated by reference to the Company’s Form 10-K filed on March 16, 2000.
(5)	Incorporated by reference to the Company’s Form 10-Q filed on November 13, 2001.
(6)	Incorporated by reference to the Company’s Form 10-Q filed on August 12, 2002.
(7)	Incorporated by reference to the Company’s Form 10-Q filed on November 10, 1999.
(8)	Incorporated by reference to the Company’s Form 10-K filed on March 23, 2001.
(9)	Incorporated by reference to the Company’s Form 10-Q filed on August 13, 2001.
(10)	Incorporated by reference to the Company’s Form 10-K filed on March 9, 1999.
(11)	Incorporated by reference to the Company’s Form 10-Q filed on August 9, 2000.
(12)	Incorporated by reference to the Company’s Form 10-K filed on March 20, 2003.